Exhibit 10.1

Confidential Materials omitted and filed separately with the

Securities and Exchange Commission. Asterisks denote omissions.

EXECUTION VERSION

LICENSE AGREEMENT

This Agreement is made and entered into on August 5, 2009 (the “Effective Date”) by and

Between

DEBIOPHARM S.A., a Swiss corporation having its principal place of business at Forum «après-demain», Chemin Messidor 5-7, 1006 Lausanne, Switzerland (“Debiopharm”),

On the one hand,

And

CURIS, INC., a corporation established under the laws of the State of Delaware, USA, having its principal place of business at 45 Moulton Street, Cambridge, MA 02138, United States of America (“Curis”),

On the other hand;

WITNESSETH:

WHEREAS, Debiopharm is a pharmaceutical company active in the research and development, the registration and the commercialization of pharmaceutical products, as well as in the acquisition and granting of licenses and other proprietary rights related to such products;

WHEREAS, Curis is a drug development company developing innovative signaling pathway drug technologies to seek to create new medicines, primarily in the field of oncology;

WHEREAS, Curis wishes to license out to Debiopharm all the proprietary rights in and to the compound known as “CUDC-305”;

WHEREAS, Debiopharm wishes to obtain from Curis a license to such compound known as “CUDC-305” in order to develop, manufacture and commercialize Products (as hereinafter defined);

WHEREAS, both Debiopharm and Curis wish to enter into this Agreement which provides Debiopharm with an exclusive license to the Compound (as hereinafter defined) to develop and commercialize Products (as hereinafter defined) in the Field of Use (as hereinafter defined) and in the Territory (as hereinafter defined), under the terms and conditions set forth below;

NOW, THEREFORE, in consideration of the foregoing and the covenants and obligations set forth in this Agreement, Debiopharm and Curis agree as follows:

1	DEFINITIONS AND INTERPRETATIONS

Terms, when used with initial capital letters, shall have the meanings set forth below or at their first use when used in this Agreement:

“Affiliate(s)”:	shall mean any corporation or other business entity controlled by, controlling, or under common control with or by Debiopharm or

Curis. For this purpose, “control” means direct or indirect beneficial ownership of at least fifty percent (50%) of the voting stock of a corporation or other business entity.

“Agreement”:	shall mean this license agreement.

“API”:	shall mean an active pharmaceutical ingredient.

“Backup Compound(s)”:	shall mean all Hsp90 Inhibitors [**], as well as their prodrugs and metabolites, and all isomers, esters, salts, hydrates, solvates, and polymorphs thereof.

“Change of Control Transaction”:	shall have the meaning ascribed to this term in paragraph (a) of Article 19.

“Combination Product”:	shall mean a Product combining a Compound together with another API.

“Compound”:	shall mean CUDC-305 as described in Exhibit 1, any prodrug or metabolite of CUDC-305, any isomer, ester, salt, hydrate, solvate, or polymorph of CUDC-305, including any Backup Compound.

“Confidential Information”:	shall mean any information of a confidential or proprietary nature disclosed by a Party or its Affiliates (the “Disclosing Party”) to the other Party or its Affiliates (the “Receiving Party”), including, but not limited to, each Party’s or its Affiliates’ invention disclosures, proprietary materials, data, know-how, technologies, trade secrets, and/or manufacturing, marketing, personnel and other business information and plans (including, without limitation, the opinions and advice of each Party’s respective in-house and outside counsel with respect to intellectual property matters), whether in oral, written, graphic or electronic form. Information shall not be deemed “Confidential Information” hereunder, and the Receiving Party shall have no obligation with respect to any information that the Receiving Party can demonstrate by competent evidence:

(i) is known by the Receiving Party prior to disclosure by the Disclosing Party, as evidenced by internal records or documentation of the Receiving Party; or

(ii) is in the public domain or subsequently enters the public domain without any breach of this Agreement by the Receiving Party; or

(iii) is received by the Receiving Party from an independent Third Party with the lawful right to disclose; or

(iv) was independently developed by the Receiving Party (or its Affiliates’) employees or contractors without the use of or reference to Confidential Information of the Disclosing Party, as evidenced by the Receiving Party’s written records.

“Control” or “Controlled”:	shall mean, with respect to any information, patent rights or other intellectual property rights, possession by an entity of the ability (whether by ownership, license or otherwise) to grant access to, to grant use of, or to grant a license or a sublicense of or under such information, patent rights or intellectual property rights.

“CTA”:	shall mean a clinical trial application.

“Curis Intellectual Property Rights”:	shall mean all Curis Patents and Curis Know-How.

“Curis Know-How”:	shall mean any and all technical information, test and development data and results, formulations, processes, ideas, protocols, regulatory files, pre-clinical and clinical data (including, without limitation, Data) and the like relating to the use or development of the Compound or the Product in the Field of Use, which is conceived, reduced to practice and Controlled by Curis: (a) on or prior to the Effective Date; (b) during the six- (6-) month period following the Effective Date; (c) [**]; (d) in the course of Curis’ participation on the JSC; (e) in the course of any preclinical studies undertaken by Curis in accordance with Section 3.1.3, and (f) as the need arises and as may be mutually agreed by the Parties after the Effective Date, during the Term; and which, in each case, is provided to Debiopharm under this Agreement.

“Curis Patent(s)”:	shall mean any and all of the patents and patent applications Controlled by Curis or its Affiliates (which, for purposes of this definition, shall be limited to Affiliates that are controlled by Curis within the meaning of the definition of Affiliate) on the Effective Date and during the Term, that claim the manufacture, use, sale, offer for sale or import of the Compound or the Product as specified in Exhibit 2, together with any and all patents issued on any such applications as well as any divisional, continuation, continuation-in-part to the extent that claims are directed toward the subject matter specifically described in patent applications listed in Exhibit 2, substitution applications, re-issue, re-examination, renewal and extended patents (including supplementary protection certificates (SPC)) of any of the foregoing. Curis Patents shall exclude the Joint Patents.

“Data”:	shall mean any and all scientific and research data, technical data, test and development data, pre-clinical and clinical data (including pharmacological, biological, chemical, biochemical, toxicological, pre-clinical and clinical test data, analytical and quality control data, stability data, results of studies, patient lists), formulations, processes, protocols, regulatory files and the like which are developed by either Party in connection with the Compound or the Product.

“Debiopharm Intellectual Property Rights”:	shall mean all Debiopharm Patents and Debiopharm Know-How.

“Debiopharm Know-How”:	shall mean any and all technical information, test and development data and results, formulations, processes, ideas, protocols, regulatory files, preclinical and clinical data (including, without limitation, Data) and the like relating to the use or development of the Compound or the Product, which is secret, non-patented and which is conceived or reduced to practice by Debiopharm (or third parties which will have assigned such know-how to Debiopharm) during the Term.

“Debiopharm Patent(s)”:	shall mean any and all patents and patent applications for any invention relating to the use of the Compound, the Product, or any process which uses the Compound or the Product, conceived and reduced to practice by Debiopharm (or third parties which will have assigned their rights to Debiopharm) during the Term, that claim the manufacture, use, sale, offer for sale or import of the Compound or the Product, together with any and all patents issued on any such applications as well as any divisional, continuation, continuation-in-part, substitution applications, re-issue, re-examination, renewal and extended patents (including supplementary protection certificates (SPC)) of any of the foregoing.

“Development Plan”:	shall mean plans for development of Products as outlined in Exhibit 3.

“EMEA”:	shall mean the European Medicines Agency, or any successor agency thereto.

“FDA”:	shall mean the United States Food and Drug Administration, or a successor federal agency thereto.

“Field of Use”:	shall mean the use of Products in all human and veterinary fields.

“First Commercial Sale”:	shall mean the first commercial sale by Debiopharm, its Affiliates and/or Sublicensees to a Third Party of a Product for value in any country in the Territory following receipt of approval to market such Product from the relevant Regulatory Authority in the applicable country.

“Generic Product”:	shall mean, with respect to a Product in a given country, a product being sold by Third Party(ies) in such country that (a) has received marketing approval from the applicable Regulatory Authority in such country, (b) contains the same API as the Compound contained in such Product, and (c) is not covered by a valid Curis Patent or Joint Patent in such country.

“Hsp90 Inhibitor”:	shall mean a compound that binds to, and selectively and specifically inhibits, Hsp90.

“IND”:	shall mean an “Investigational New Drug” application – i.e., an application filed with the FDA and any application filed with any other Regulatory Authorities to obtain permission to commence human clinical trials for a pharmaceutical product in a country or group of countries.

“IND/CTA Approval Milestone”:	shall have the meaning ascribed to this term in Section 6.3.

“IND/CTA Filing Conditions”:	shall have the meaning ascribed to this term in Section 3.2.5(a).

“IND/CTA Filing Deadline”:	shall have the meaning ascribed to this term in Section 3.2.5(a).

“Indication”:	means any indication for which (a) a Product is developed pursuant to an IND or CTA (or if no such filing is required, pursuant to the applicable clinical trial protocol), (b) an NDA for a Product is submitted, or (c) an NDA for a Product is approved by a Regulatory Authority. Any distinct Indication must include new clinical trial data. Any change in tumor type is considered as a new Indication. For instance, the passage from ovarian cancer to breast cancer is considered as a new Indication. However a change in the line of treatment or a passage from metastatic to adjuvant setting within the same tumor type will not be considered as a new Indication. For instance, the indication metastatic Colo-Rectal Cancer (CRC) replacing second line metastatic CRC is not a new Indication. Also the addition of adjuvant treatment of CRC is not considered as a new Indication in this example. Variations such as change in regimen or combination with other anticancer drugs or change in formulation within the same tumor type are also not considered as a new Indication.

“Inventions”:	shall have the meaning ascribed to this term in Section 7.1.2.

“Joint Inventions”:	shall have the meaning ascribed to this term in Section 7.1.2.

“Joint Patents”:	shall mean any and all patents and patent applications claiming any Joint Invention, together with any and all patents issued on any such applications as well as any divisional, continuation, continuation-in-part, substitution applications, re-issue, re-examination, renewal and extended patents (including supplementary protection certificates (SPC)) of any of the foregoing.

“JSC”:	shall mean the joint steering committee created by the Parties according to Section 4.1.

“Major Market(s)”:	shall mean any of the following countries or groups of countries:

	(i)	the United States of America;

	(ii)	Canada;

	(iii)	France, Germany, Italy, Spain, and the United Kingdom (each, a “Major European Market”); and

	(iv)	Japan or China (each, a “Major Asian Market”).

“Milestone(s)”:	shall have the meaning ascribed to this term in Section 6.3.

“NDA”:	shall mean a “New Drug Application” (as more fully defined in 21 C.F.R. 314.5 et seq.) filed with the FDA or the equivalent application filed with any other Regulatory Authority to obtain marketing approval for a Product in a country or jurisdiction in the Territory.

“Net Sales”:	shall mean, with respect to a Product, the gross amounts billed or invoiced either (a) by Debiopharm or (b) its Affiliates, in each case, for sales of Products to Third Parties (excluding sales of Products to Sublicensees for resale), less the following items, as allocable to such Products (if not previously deducted in calculating the amount invoiced):

	(i)	deductions for returns (including allowances actually given for spoiled, damaged, out-dated, rejected, returned Product sold, withdrawals and recalls),

	(ii)	rebates (price reductions, including Medicaid, rebates to social and welfare systems and similar types of rebates e.g. chargebacks, government mandated rebates) actually allowed or paid,

	(iii)	volume (quantity) discounts or other discounts granted at the time of invoicing, and

	(iv)	value added or sales taxes and other taxes directly linked to and included in the gross sales amount,

it being specified that disposal of Product for, or use of Product in, clinical or pre-clinical trials, or distribution of Product as free samples (such samples to be in quantities common in the industry for this type of pharmaceutical products) shall not give rise to any deemed sale under this definition.

No deductions shall be made for commissions to any person on Debiopharm’s or an Affiliate’s payroll or for the cost of collection.

For purposes of calculating Net Sales, if a Combination Product is sold by Debiopharm or its Affiliates, the Net Sales of such Combination Product shall be determined by multiplying the Net Sales (as defined above in this definition of “Net Sales”) of the Combination Product by the fraction, A/(A+B) where A is the weighted (by sales volume) average sale price of the Product when sold separately in finished form and B is the weighted (by sales volume) average sale price of the other product(s) sold separately in finished form. In the event that such weighted average sale price cannot be determined for both the Product and the other product(s) in combination, Net Sales for purposes of determining royalty payments shall be agreed in good faith by the Parties based on the relative value contributed by each component.

“Party”:	shall mean either Debiopharm or Curis, as the context requires, or both Debiopharm and Curis when used in the plural form “Parties”.

“Patent(s)”:	shall mean the Curis Patents, Debiopharm Patents and/or Joint Patents.

“Phase I Study”:	shall mean a clinical study consistent with U.S. 21 CFR paragraph 312.21 (a) or any foreign counterpart of it. In oncology development, any possible expansion of a Phase I Study in specific indications under a phase I protocol, which might follow the dose escalation phase, is considered as the same Phase I Study.

“Phase II Study”:	shall mean a clinical study consistent with U.S. 21 CFR paragraph 312.21 (b) or any foreign counterpart of it.

“Phase III Study”:	shall mean those tests and studies in humans as described in the U.S. 21 CFR paragraph 312.21 (c) or any foreign counterpart of it.

“Product(s)”:	shall mean any product containing the Compound, whether or not as the sole active ingredient, in any dosage form and formulation and for all present and future Indications.

“Reasonable Commercial Efforts”:	shall mean the efforts required in order to carry out a task or objective in a diligent and sustained manner without undue interruption, pause or delay, which level is at least commensurate with the level of efforts that a pharmaceutical company would devote to a product of similar potential and having similar commercial and scientific advantages and disadvantages as compared to the Product hereunder. Reasonable Commercial Efforts requires (without limitation) that the Party exerting such efforts (i) promptly assign responsibility for its obligations to specific employee(s) or contractor(s) who are held accountable for progress and monitor such progress, on an ongoing basis, (ii) set and continue to seek to achieve specific and meaningful objectives for carrying out such obligations, and (iii) consistently make and implement decisions and allocate resources designed to advance progress with respect to such objectives, in each case in a commercially reasonable manner.

“Regulatory Authority”:	means the relevant governmental or other authority responsible in any particular jurisdiction for regulation, licensing, evaluation and supervision of Products in the Field of Use, including without limitation the FDA and the EMEA.

“Royalties”:	shall mean the royalties to be paid by Debiopharm to Curis (a) on the basis of Net Sales or (b) on the basis of Sublicensee Royalties, as applicable.

“Royalty Term”:	shall mean, on a country-by-country basis, the period beginning upon the First Commercial Sale of a Product in a country of the Territory and ending upon the later of: (a) expiration of the last-to-expire valid claim of the Curis Patents and the Joint Patents, which valid claim covers the composition of matter, or any method of manufacture or use, of the Product (or the Compound contained therein) in such country; and (b) the tenth (10th) anniversary of the First Commercial Sale of the Product in such country.

“Sublicensee(s)”:	shall mean any Third Party to whom Debiopharm, or any of its Affiliates, has sublicensed any of Debiopharm’s rights under the license granted to Debiopharm pursuant to Section 2.1.

“Sublicensee Royalties”:	shall mean all royalties paid by any Sublicensee to Debiopharm or any of its Affiliates with respect to sales of Products by such Sublicensee or its further sublicensees.

“Sublicensing Payments”:	shall mean consideration in any form received by Debiopharm or any of its Affiliates in connection with a grant to any Third Party(ies) of a sublicense or other right, license, privilege or immunity to develop, have developed, make, have made, use, sell, have sold, distribute, import or export Products, but excluding Sublicensee Royalties. Sublicensing Payments shall include, without limitation:

(i) any upfront or license signing fee;

(ii) any license maintenance fee;

(iii) any milestone payments (including, without limitation development, regulatory and sales-based milestone payments);

(iv) the portion of any minimum royalty payment received by Debiopharm or any of its Affiliates in excess of Sublicensee Royalties received;

(v) if a Sublicensee issues equity or debt securities to Debiopharm or its Affiliate in connection with a sublicense grant, the fair market value of such securities issued to Debiopharm or its Affiliate (such fair market value to be determined by agreement of Debiopharm and Curis or by an independent appraiser mutually agreeable to Debiopharm and Curis), net of any cash consideration paid by Debiopharm or its Affiliate for such securities;

(vi) any distribution or joint marketing fee;

(vii) research and development funding in excess of Debiopharm’s or its Affiliates’ actual cost of performing such research and development (calculated on a fully-burdened basis in accordance with Debiopharm’s or its Affiliate’s project- or activity-based accounting practices, as applied consistently throughout its accounting system); and

(viii) if Debiopharm or its Affiliate sells equity or debt securities to a Sublicensee in connection with a sublicense grant, any consideration received by Debiopharm or its Affiliate for such securities to the extent such consideration exceeds the fair market value of such securities (such fair market value to be determined by agreement of Debiopharm and Curis or by an independent appraiser mutually agreeable to Debiopharm and Curis).

“Technology Transfer Plan”:	shall have the meaning ascribed to this term in Section 3.1.1.

“Term”:	shall have the meaning ascribed to this term in Section 11.1.

“Territory”:	shall mean the entire world.

“Third Party”:	shall mean any entity other than Debiopharm or Curis or an Affiliate of Debiopharm or Curis.

“Third Party Intellectual Property Rights”:	shall have the meaning ascribed to this term in Section 7.1.2.

“Third Party Other Patent Licenses”:	shall have the meaning ascribed to this term in Sections 6.5.2 and 6.5.3.

“Third Party Patent Licenses”:	shall have the meaning ascribed to this term in Sections 6.5.2 and 6.5.3.

“Up-front Fee”:	shall have the meaning ascribed to this term in Section 6.2.

2	LICENSE

2.1	Subject to the terms and conditions of this Agreement, Curis grants to Debiopharm a sole and exclusive license (even as to Curis) in and to the Compound and the Product under the Curis Intellectual Property Rights and Curis’ interest in the Joint Patents, to develop, have developed, use, have used, sell, have sold, offer for sale, make, have made, manufacture, have manufactured, register, have registered, commercialize and have commercialized the Compound and Products, in any Indication in the Field of Use, in the Territory. For avoidance of doubt, Curis does not grant to Debiopharm any right or license with respect to any API other than the Compound.

2.2	The license granted to Debiopharm by Curis under Section 2.1 includes the right for Debiopharm to grant sublicenses to its Affiliates and to Third Parties for the development, manufacture, sale and/or commercialization of the Compound and the Product. All sublicenses granted by Debiopharm shall be subject to the terms and conditions of this Agreement, and Debiopharm shall enter into a written sublicense agreement with each Sublicensee which will contain terms and conditions fully consistent with the terms and conditions contained in this Agreement. Debiopharm shall provide to Curis a true and complete copy of each Commercial Sublicense Agreement entered into by Debiopharm or any of its Affiliates and any Sublicensee, and of each amendment to any such Commercial Sublicense Agreement, in each case, within thirty (30) days after execution of such Commercial Sublicense Agreement or amendment, provided that Debiopharm may redact from such copy any sensitive or proprietary information that is not necessary to ascertain Debiopharm’s, its Affiliate’s or a Sublicensee’s compliance with the terms and conditions of this Agreement (including, without limitation, Debiopharm’s payment and reporting obligations hereunder). For the purpose of this Section 2.2, the term “Commercial Sublicense Agreement” shall mean any agreement executed by Debiopharm or any of its Affiliates under which any of Debiopharm’s rights under the license granted to Debiopharm pursuant to Section 2.1 are sublicensed; provided, however, that the term Commercial Sublicense Agreement shall exclude any agreement between Debiopharm or its Affiliate and a Third Party service provider under which a sublicense is granted to such Third Party for the sole purpose of enabling such Third Party to perform contract services on behalf of Debiopharm or its Affiliate (e.g., contract research or development organizations, clinical sites performing clinical trials, universities and scientific institutes, and contract manufacturing organizations). In addition, Debiopharm shall notify Curis in writing of the termination of any Commercial Sublicense Agreement within thirty (30) days after such termination. If Debiopharm determines that there is a reasonable likelihood of its execution of a Commercial Sublicense Agreement or an amendment to, or termination of, an existing Commercial Sublicense Agreement, Debiopharm shall use reasonable efforts to provide notice thereof to Curis, which notice shall be provided solely for Curis’ information and planning purposes. No sublicense hereunder shall limit or affect the obligations of Debiopharm under this Agreement, and Debiopharm shall remain fully responsible for each Affiliate’s or Sublicensee’s compliance with the applicable terms and conditions of this Agreement.

2.3	Except as expressly provided in this Agreement, no license or other right is or shall be created or granted hereunder by implication, estoppel or otherwise.

3	DEVELOPMENT PLAN

3.1.	Obligations of Curis

3.1.1	As soon as possible after the Effective Date, Curis shall use its Reasonable Commercial Efforts to transfer, at no costs to Debiopharm, all Curis Know-How that is necessary for Debiopharm to continue the development of the Compound and the Products in accordance with the Development Plan. Without limiting the generality of the foregoing, Curis shall use Reasonable Commercial Efforts to transfer the information and materials set forth in the technology transfer plan attached hereto as Exhibit 4 (the “Technology Transfer Plan”) on the timeline set forth in the Technology Transfer Plan. Curis shall supply Debiopharm at costs, as indicated in this Section 3.1.1, as soon as possible, but in any event within thirty (30) days, with the amount of Compound [**] for use in clinical studies that is requested by Debiopharm. Curis has an available stock of Compound (GMP quality) of [**]. For the avoidance of doubt, Debiopharm shall not be under any obligation to purchase any quantity of the available stock of Compound held by Curis. Curis shall also provide compound stability data to Debiopharm as such data is received [**]. Stability data developed prior to the Effective Date shall be communicated to Debiopharm free of charge, and Curis shall invoice Debiopharm quarterly at cost for stability data developed during the Term. In addition, Curis shall provide samples of Compound intermediate and non-GLP Compound to Debiopharm as requested by Debiopharm during the first six (6) months following the Effective Date, provided such Compound intermediate or non-GLP Compound are available. Curis will invoice Debiopharm for such Compound intermediate and/or non-GLP Compound at an amount equal to its cost. Curis shall have no obligation to procure or supply any quantities of Compound [**] beyond the quantities specified in the preceding sentence. Curis will invoice Debiopharm for Compound [**] requested by Debiopharm and shipped to Debiopharm by Curis. Payment shall be made [**]. Debiopharm shall review such data as is needed [**] thereof. Subject to Debiopharm’s right to [**] of such Compound [**] as set forth above, Debiopharm shall make payment on Curis’ invoices under this Section 3.1.1 within forty-five (45) days of invoice.

3.1.2	At no cost to Debiopharm, Curis shall provide a reasonable amount of technical, scientific and intellectual property support to the Development Plan, as requested by Debiopharm, during the six- (6-) month period beginning on the Effective Date.

3.1.3	During the period beginning on the Effective Date and ending upon filing of the first IND or CTA for the Compound or the Product in a Major Market, and if requested in writing by Debiopharm, Curis shall perform the preclinical study(ies) as set forth in the Technology Transfer Plan and shall engage contract service providers and/or outside consultants as reasonably necessary in connection with such studies. Debiopharm shall reimburse Curis for the cost of these studies (including fees and costs paid to such service providers and consultants). Curis shall provide an original invoice for such costs to Debiopharm, who shall pay within forty-five (45) days of receipt of such invoice.

3.2	Obligations of Debiopharm

3.2.1

Debiopharm shall undertake Reasonable Commercial Efforts to develop, register and commercialize the Product in the Field of Use in the Major Markets and in such other markets as Debiopharm deems commercially reasonable. From and after the Effective Date, Debiopharm shall be solely responsible for all the costs relating to the development, registration and commercialization of the Product in the Field of Use. Debiopharm shall solely assume the managing and the financing of the Development Plan, with the objective of verifying the safety, potency and efficacy of the Product and, if the results of clinical development are positive, filing applications for NDA approval in an expeditious manner, within the limits of the demands of the Regulatory Authorities and consistent with Reasonable Commercial Efforts, as more fully described below in this Section 3.2. Debiopharm shall retain final decision making authority on all development, commercialization, marketing, manufacturing and regulatory matters relating to the Product; provided, however, that Debiopharm shall (i) provide Curis the opportunity to review and comment on protocols for clinical trials of which Debiopharm or its Affiliate will be the sponsor and proposed labeling for the Product in each country of the Territory, in each case, reasonably in advance of submission by Debiopharm or any of its Affiliates (but, for the avoidance of doubt, not Sublicensees) to the applicable Regulatory Authority of any such clinical trial protocol or any regulatory filing regarding Product labeling, and (ii) consider Curis’s comments with respect to such clinical trial protocols and Product labeling in good faith.

3.2.2	Debiopharm shall conduct the Development Plan in accordance with all applicable laws, rules and regulations, and current good manufacturing practice (cGMP), current good laboratory practice (cGLP) and current good clinical practice (cGCP), where applicable.

3.2.3	The Development Plan will be updated from time to time in accordance herewith and such updates shall be attached hereto as Exhibit 3. The Development Plan indicates in reasonable details Debiopharm’s plans for the development of Product in the Field of Use, including regulatory and registration strategy consistent with Reasonable Commercial Efforts. Without limiting the generality of any of the foregoing obligations in this Section 3.2.3, Debiopharm shall use Reasonable Commercial Efforts to implement the Development Plan within the timelines described therein. Debiopharm may reasonably revise and amend the Development Plan from time to time upon as much advance notice to Curis as is practicable under the circumstances, so long as such amended Development Plan meets the criteria described above but in particular in the event the assumptions described therein are not met; provided, however, that at Curis’ request, the Parties shall promptly convene a special JSC meeting at which Debiopharm will present its rationale for such amendment and, if Curis in good faith believes such amendment is inadvisable for scientific, clinical or regulatory reasons, Curis may present its position to Debiopharm, which Debiopharm agrees to consider in good faith. Notwithstanding any of the foregoing, nothing in this Agreement shall be construed as a representation or warranty by Debiopharm as to a successful outcome of the development of the Product and/or issuance of regulatory approvals and/or commercialization in any country.

3.2.4	If at any time Debiopharm definitively and formally suspends its research or development efforts for the Product, or definitively and formally makes an internal determination to suspend research and development of the Product, for a period exceeding sixty (60) days, Debiopharm shall notify Curis giving reasons and a statement of its intended actions.

3.2.5	(a) Subject to [**] (the preceding clauses (i) through (iii), collectively, the “IND/CTA Filing Conditions”), Debiopharm shall file an IND or CTA for the Compound or the Product in a Major Market by the date that is [**] months after delivery by Curis of all of the aforementioned items (the “IND/CTA Filing Deadline”), unless Debiopharm can demonstrate that extending the date to [**] months after such delivery is reasonable and appropriate as a result of circumstances beyond Debiopharm’s reasonable control.

(b) If the IND/CTA Filing Conditions are met and Debiopharm fails to file an IND or CTA in a Major Market on or before the applicable IND/CTA Filing Deadline (other than for reasons beyond the reasonable control of Debiopharm, such as the requirements of the applicable Regulatory Authority), Curis may terminate this Agreement in accordance with Section 12.3.

(c) In any event, Debiopharm shall use Reasonable Commercial Efforts to file an IND or CTA in a Major Market as promptly as practicable after the Effective Date. Curis acknowledges that the approval (either written or tacit) of any Regulatory Authority of any such IND or CTA is not within Debiopharm’s control.

3.2.6	In addition to its obligation under Section 3.2.5, Debiopharm shall be obligated to make Reasonable Commercial Efforts to develop itself or through Affiliates, subcontractors and/or Sublicensees at least one (1) Compound. Factors to consider as Reasonable Commercial Efforts shall be as follows: [**]. If Curis considers that Debiopharm has failed to exercise Reasonable Commercial Efforts, then Curis shall notify Debiopharm in writing within thirty (30) days of appearance of such potential failure thereof stating in reasonable detail the particular alleged failure.

(a) If Debiopharm disagrees with Curis’s claim that Debiopharm has failed to exercise Reasonable Commercial Efforts, Debiopharm shall so notify Curis in writing within thirty (30) days after receipt of Curis’s notice, in which event the Parties shall promptly refer the matter to a Third Party expert in drug development, completely unaffiliated and independent of the Parties and jointly selected by the Parties, to determine whether a failure by Debiopharm to use Reasonable Commercial Efforts occurred, or if the related problem was due to some other cause. Neither Party shall unreasonably withhold or delay its approval of such expert. The Parties shall initially share equally the fees and costs of such expert, but promptly after such expert makes a determination regarding the matter, the non-prevailing Party shall reimburse the prevailing Party for the share of such fees and costs borne by the prevailing Party. Should it be determined by the expert that such failure resulted from Debiopharm’s failure to use Reasonable Commercial Efforts to perform its obligations and tasks assigned to it under the Development Plan, then the expert shall determine what corrective action by Debiopharm would best meet the standard of Reasonable Commercial Efforts and a timeframe for the completion of such corrective action by Debiopharm. The determination of such expert shall be final and binding on the Parties.

(b) If Debiopharm does not correct such alleged failure either: (i) within ninety (90) days after notice of such alleged failure from Curis; or (ii) if Debiopharm disputes Curis’s allegation of failure to use Reasonable Commercial Efforts in accordance with the preceding paragraph (a), within the period specified by the expert; then, in each case, Curis shall have the right to terminate this Agreement in accordance with Section 12.4.

3.2.7	Debiopharm shall maintain complete and accurate records of all work, including research, development, clinical, manufacturing and commercialization activities with respect to the Product conducted by Debiopharm under this Agreement, together with all results, data and developments made or generated in connection with any of the foregoing. Such records shall fully and properly reflect all work done and results achieved in the performance of this Agreement in sufficient detail and in good scientific manner appropriate for patent and regulatory purposes.

3.2.8	During the Term, Debiopharm shall keep Curis regularly informed in reasonable detail regarding Debiopharm’s worldwide Product development. The detailed minutes of the JSC shall constitute the written progress report summarizing the status of the Product development, clinical trial progress, regulatory approval and commercialization. In addition, throughout the Term, Debiopharm shall notify Curis promptly of the occurrence of the following by a Product: (i) initiation of any Phase II Study in a Major Market; (ii) initiation of any Phase III Study in a Major Market; (iii) NDA filing in any Major Market; (iv) NDA approval in any Major Market; and (v) First Commercial Sale in any Major Market. Debiopharm shall also respond to reasonable (i.e., not unduly frequent or burdensome) informal requests from Curis for additional information regarding the development of the Product from time to time.

3.2.9	Curis agrees that the results of the Development Plan cannot be accurately predicted, that Debiopharm’s obligation with respect to the Development Plan is not an obligation to obtain a particular result and that Debiopharm does not warrant or guarantee that the Development Plan will yield any useful or anticipated results.

4	JOINT STEERING COMMITTEE

4.1	The JSC shall be comprised of a minimum of four (4) committee members, which shall consist of two (2) representatives nominated by each Party. Representatives will include persons having knowledge in the areas of responsibility of the JSC. The Parties may mutually agree to change the total number of representatives on the JSC, provided that the Parties always have an equal number of representatives. Each Party may replace any of its JSC representatives at any time upon written notice to the other Party. The JSC may invite non-members to participate in the discussions and meetings of the JSC, including experts bound by appropriate confidentiality obligations. The JSC shall continue to exist and meet during the Term or until the Parties mutually agree that it should disband. Each Party shall be responsible for all travel and related costs for such Party’s representatives and guests to attend meetings of, and otherwise participate on, the JSC.

4.2	The JSC shall meet at least [**] during the first year of the Term and [**] thereafter at times established by the Parties. Each Party shall also have the right to request additional meetings of the JSC for good reason. Meetings will be in-person, at either of the Parties’ offices or be held by videoconference or teleconference. In the event that a JSC member of a Party cannot attend a meeting, such Party shall have the right to nominate another representative of that Party to attend the meeting.

4.3	Throughout the Term, the JSC shall function to facilitate the collaboration and relationship of the Parties under this Agreement, and facilitate the communication and exchange of information related to research and development of Products. In addition, for so long as the JSC is in existence, Curis shall provide reasonable technical and scientific support to the Development Plan through its participation on the JSC.

4.4

The JSC does not have any authority beyond the matters set forth above in this Article 4, and cannot in any way amend or modify the terms or provisions of this Agreement, either directly or indirectly through changes to the Development Plan. Debiopharm shall have the sole and final right to take decisions with regard to the development of the Product, including “Go” and “No Go” decisions, which decisions shall be made in good faith and consistent with the objectives and intentions of this Agreement.

4.5	Debiopharm shall circulate a draft of the minutes of each meeting to all members of the JSC for comments within fifteen (15) days after such meeting. Such minutes shall summarize the status of the Product development, clinical trial progress, regulatory approval and commercialization and shall provide a description, in reasonable detail, of the discussions at the meeting, a list of any actions or determinations approved by the JSC at such meeting, and a description of any issues within the JSC that were not resolved at such meeting. Curis shall promptly provide to Debiopharm any comments Curis may have regarding the draft minutes, and the Parties shall discuss the same in good faith and use all reasonable efforts to finalize the minutes no later than thirty (30) days after such JSC meeting. All final JSC minutes must be signed by both Parties.

5	MANUFACTURE, RELEASE AND SUPPLY OF THE PRODUCT

5.1	Debiopharm shall have the exclusive right (even as to Curis) to manufacture, or have manufactured the Compound and the Product according to the terms and conditions of this Agreement. Debiopharm will, at its own discretion, execute manufacturing and supply agreements with contractors and determine the sites for the manufacture, release and supply of the Compound and the Product.

6	CONSIDERATION

6.1	As consideration for the exclusive license rights provided in Section 2.1, Debiopharm shall pay to Curis the amounts set forth in this Article 6.

6.2	Up-front Fee

Debiopharm shall pay a non-refundable up-front fee of Two Million United States Dollars (US$2,000,000) (the “Up-front Fee”). Upon signature of this Agreement, Curis shall provide an original invoice for the Up-front Fee to Debiopharm, who shall pay within thirty (30) days of receipt of such invoice, provided that all documents listed in section (a)(i) of the Technology Transfer Plan have been delivered to Debiopharm by Curis.

6.3	Milestones

Debiopharm shall pay the non-refundable milestones set forth in this Section 6.3 (“Milestone(s)”), for each of the following milestone events, whether such milestone event is achieved by Debiopharm, its Affiliates, its Sublicensees or any Third Party acting on behalf of Debiopharm, its Affiliates or its Sublicensees. Milestones shall be paid only once regardless of how many times a Product achieves the corresponding milestone event, and no payment shall be due for any milestone event which is not achieved, except as provided in the last sentence of this Section 6.3.

Payment to Curis in United States Dollars
Early Milestones

Upon the first approval (either written or tacit) by a Regulatory Authority in a Major Market for an open IND or CTA application permitting the initiation of human clinical trials (the “IND/CTA Approval Milestone”):

US$[**]
Upon the administration of the 5th patient in the 1st Phase I Study, anywhere in the Territory:	US$[**]
Advanced Milestones
Upon the administration of the 5th patient in the 1st Phase II Study in the 1st Indication, anywhere in the Territory:	US$[**]
Upon the administration of the 5th patient in the 1st Phase II Study in the 2nd Indication, anywhere in the Territory:	US$[**]
Upon the administration of the 5th patient in the 1st Phase II Study in the 3rd Indication, anywhere in the Territory:	US$[**]
Upon the administration of the 5th patient in the 1st Phase III Study in the 1st Indication, anywhere in the Territory:	US$[**]
Upon the administration of the 5th patient in the 1st Phase III Study in the 2nd Indication, anywhere in the Territory:	US$[**]
Upon the administration of the 5th patient in the 1st Phase III Study in the 3rd Indication, anywhere in the Territory:	US$[**]
Acceptance of NDA by the FDA:	US$[**]
Acceptance of NDA in the first Major European Market:	US$[**]
Acceptance of NDA in the first Major Asian Market:	US$[**]
First marketing approval in the United States of America:	US$[**]
First marketing approval in the first Major European Market:	US$[**]
First marketing approval in the first Major Asian Market:	US$[**]

Debiopharm shall provide Curis with written notice within ten (10) working days of the occurrence of any of the foregoing milestone events and the relevant Milestone is payable by Debiopharm to Curis within thirty (30) days of receipt of a corresponding invoice issued by Curis. If Debiopharm determines that there is a reasonable likelihood of a particular Milestone being achieved on or about a particular date, Debiopharm shall use reasonable efforts to provide advance notice thereof to Curis, which notice shall be provided solely for Curis’ planning purposes and shall not be construed as a representation, warranty or covenant by Debiopharm that such Milestone will occur when anticipated or at all. Furthermore, in the event that a given milestone event is realized and becomes payable but any milestone event(s) that constitutes a prior step was never realized and was never paid to Curis, such prior milestone event(s) shall automatically be deemed to have occurred and become due and payable together with such occurring milestone event.

6.4	Credit Against Sublicensing Payments

The Milestones shall be credited towards the sharing of the Sublicensing Payments due by Debiopharm to Curis in accordance with Section 6.5.1, but only if and to the extent that, at the time that such Sublicensing Payment(s) is (are) received by Debiopharm and such sharing of Sublicensing Payment(s) is payable to Curis, the aggregate share of Sublicensing Payments actually payable to Curis exceeds the aggregate of the Milestones actually paid to Curis in accordance with Section 6.3.

For avoidance of doubt, Milestones received by Curis from Debiopharm are never creditable against Royalties outlined in Sections 6.5.2 and 6.5.3.

6.5	Revenue Sharing

6.5.1	Sublicensing Payments

Debiopharm shall pay to Curis [**] percent ([**]%) of all Sublicensing Payments received by Debiopharm and its Affiliates from Sublicensees subject to the credits made in accordance with Section 6.4. Such payments shall be made to Curis within forty-five (45) days as of receipt by Debiopharm of the related Sublicensing Payments.

6.5.2	Royalties on Sublicensee Royalties

Debiopharm shall pay Curis Royalties on the Sublicensee Royalties Debiopharm and its Affiliates receive from Sublicensees during the applicable Royalty Term for each country as follows:

Annual Net Sales by Sublicensees in the Territory	Royalties (to be paid by Debiopharm)
Annual Net Sales by Sublicensees below US$[**]:	[**]% of Sublicensee Royalties received
Annual Net Sales of Sublicensees between US$[**] and US$[**]:	[**]% of Sublicensee Royalties received
Annual Net Sales of Sublicensees above US$[**]:	[**]% of Sublicensee Royalties received

Royalties shall be payable on a country-by-country basis until expiration of the applicable Royalty Term for each country.

(a)	Third Party Patents.

(i) If Debiopharm reasonably determines, upon the advice of outside patent counsel, that it must obtain one or more licenses under issued patents of Third Parties that, in the absence of such license(s), would be infringed by the development, manufacture, use, sale or import of the Compound per se contained in a Product in a country (“Third Party Patent Licenses”), then the royalties actually paid by Debiopharm or its Affiliate under such Third Party Patent Licenses in such country shall be deducted from the Royalties due to Curis with respect to Sublicensee Royalties in such country; provided that in no event shall any such Royalties due to Curis with respect to such country be reduced by more than [**] percent ([**]%) as a result of such deductions; and provided, further, that no such deduction shall be available to Debiopharm with respect to royalties paid under such Third Party Patent Licenses to the extent that the Sublicensee is obligated (A) to reimburse Debiopharm or its Affiliates for such royalties or (B) to pay such royalties directly to the applicable Third Party(ies) under such Third Party Patent Licenses – i.e., Debiopharm or its Affiliate shall not be entitled to deduct such Third Party royalties against Royalties due Curis to the extent that Debiopharm or its Affiliate is not liable for, or Debiopharm or its Affiliate recovers, or has the right to recover, such Third Party royalties from a Sublicensee.

(ii) If Debiopharm reasonably determines to secure a license from a Third Party other than for the Compound per se (“Third Party Other Patent Licenses”), then [**] percent ([**]%) of the royalties actually paid by Debiopharm or its Affiliate under such Third Party Other Patent Licenses in such country shall be deducted from the Royalties due to Curis with respect to Sublicensee Royalties in such country; provided that in no event shall any Royalties due to Curis with respect to such country be reduced by more than [**] percent ([**]%) as a result of such deductions; and provided, further, that no such deduction shall be available to Debiopharm with respect to royalties paid under such Third Party Other Patent Licenses to the extent that the Sublicensee is obligated (A) to reimburse Debiopharm or its Affiliate for such royalties or (B) to pay such royalties directly to the applicable Third Party(ies) under such Third Party Other Patent Licenses – i.e., Debiopharm shall not be entitled to deduct such Third Party royalties against Royalties due to Curis to the extent that Debiopharm or its Affiliate is not liable for, or Debiopharm or its Affiliate recovers, or has the right to recover, such Third Party royalties from a Sublicensee.

(iii) Notwithstanding the foregoing, in no event shall any and all applicable royalty reductions pursuant to subparagraphs (i) and (ii) above, in the aggregate, reduce the payments that would otherwise be due to Curis with respect to Sublicensee Royalties in any country for any calendar quarter by more than [**] percent ([**]%).

(b)	Generic Competition.

On a country-by-country basis, if at any time with respect to a Product being sold by a Sublicensee in a given country (i) one or more Third Parties is selling Generic Products in such country, and (ii) Generic Market Penetration (defined below) in such country equals or exceeds the applicable percentage set forth below, then the applicable royalty rate above shall be reduced by the corresponding percentage set forth below in such country in each subsequent calendar quarter of the Royalty Term for such Product in such country. For purposes of this Section 6.5.2(b), the “Generic Market Penetration” in a country shall be calculated using the formula [**]. For purposes of the foregoing calculation, the [**] shall be determined by [**] (it being understood that if, in calculating [**].

Generic Market Penetration	Percentage reduction in Royalties
Greater than [**]% but less than [**]%	[**]%
Equal to or greater than [**]%	[**]%

6.5.3	Royalties on Net Sales

Subject to Section 6.7.1(a), In the event that Debiopharm and/or its Affiliates make direct sales of the Product, i.e., without involvement of a Sublicensee, Debiopharm shall pay to Curis Royalties calculated on Net Sales as follows:

Annual Net Sales by Debiopharm and its Affiliates in the Territory	Royalties (to be paid by Debiopharm)
Annual Net Sales by Debiopharm and/or its Affiliates below US$[**]:	[**]% of Net Sales
Annual Net Sales by Debiopharm and/or its Affiliates between US$[**] and US$[**]:	[**]% of Net Sales
Annual Net Sales by Debiopharm and/or its Affiliates above US$[**]:	[**]% of Net Sales

(a)	Third Party Patents.

(i) If Debiopharm reasonably determines, upon the advice of outside patent counsel, that it must obtain one or more licenses under issued patents of Third Parties that, in the absence of such license(s), would be infringed by the development, manufacture, use, sale or import of the Compound per se contained in a Product in a country (“Third Party Patent Licenses”), then the royalties actually paid by Debiopharm or its Affiliate under such Third Party Patent Licenses in such country shall be deducted from the Royalties due to Curis with respect to Net Sales of such Product in such country; provided that in no event shall the Royalties due to Curis with respect to Net Sales of such Product in such country be reduced by more than [**] percent ([**]%) as a result of such deductions.

(ii) If Debiopharm reasonably determines to secure a license from a Third Party other than for the Compound per se (“Third Party Other Patent Licenses”), then [**] percent ([**]%) of the royalties actually paid by Debiopharm or its Affiliate under such Third Party Other Patent Licenses in such country shall be deducted against the Royalties due to Curis with respect to such country; provided that in no event shall any such Royalties due to Curis with respect to such country be reduced by more than [**] percent ([**]%) as a result of such credits.

(iii) Notwithstanding the foregoing, in no event shall any and all applicable royalty reductions pursuant to subparagraphs (i) and (ii) above, in the aggregate, reduce the Royalties that would otherwise be due to Curis in any country for any calendar quarter by more than [**] percent ([**]%).

(b)	Generic Competition.

On a country-by-country basis, if at any time with respect to a Product being sold by a Debiopharm or its Affiliate in a given country (i) one or more Third Parties is selling Generic Products in such country, and (ii) Generic Market Penetration (defined below) in such country equals or exceeds the applicable percentage set forth below, then the applicable royalty rate above shall be reduced by the corresponding percentage set forth below in such country in each subsequent calendar quarter of the Royalty Term for such Product in such country. For purposes of this Section 6.5.3(b), the “Generic Market Penetration” in a country shall be calculated using the formula [**]. For purposes of the foregoing calculation, [**] shall be determined by [**].

Generic Market Penetration	Percentage reduction in Royalties
Greater than [**]% but less than [**]%	[**]%
Equal to or greater than [**]%	[**]%

(c)	No Payment Reduction Below Zero.

Notwithstanding any other provision of this Agreement to the contrary, under no circumstances shall any and all deductions and reductions available to Debiopharm under this Section 6.5.3, in the aggregate, result in any payment being due by Curis to Debiopharm.

6.5.4	Substantial Change in Pricing Profile

The Parties recognize the high importance of competitive cost of finished products to determine the marketability and profitability of the Product in the environment of increasing pressure on price for future medication. If during the development of the Product, but not prior to the initiation of the first Phase III clinical trial anywhere in the Territory, Debiopharm believes in good faith that the cost of goods sold of the Product will be non-competitive compared to then-marketed small molecule cancer products, the parties agree to [**]

[**] will have the right to refer this issue to the JSC for further discussion. The JSC will discuss in good faith Debiopharm’s [**] in both cases exploring in detail the rationale for [**]. If the JSC determines that [**], the JSC will discuss in good faith and, if the Parties’ respective JSC representatives mutually agree that it is appropriate, will submit to the Parties a proposal to [**]. Provided that Debiopharm has provided [**], the JSC shall submit such proposal within [**] after the date Debiopharm refers the matter to the JSC. In no event shall any such [**]. For clarity, this Section 6.5.4 will in no way impact the [**].

The Parties will examine the JSC’s proposal in good faith and either accept it and agree to the JSC’s recommended [**], or, if one Party does not agree with the proposal, will enter into further discussions. If one or both of the Parties do not agree with the proposal, then the Parties agree to negotiate in good faith for [**] days from the date that either Curis or Debiopharm notified the other Party that it did not accept the JSC proposal. Should the Parties not find an agreement within the aforementioned period of [**] days, this issue will be referred to the chief executive officer of each Party, who will discuss in good faith and endeavor to find an agreement. Should the chief executive officers of the Parties fail to reach an agreement within [**] days as of the date this matter has been referred to them, the Parties will appoint at Debiopharm’s expense three independent and neutral arbitrators, whose decision on the [**] will be binding on the Parties. The arbitrators will review and consider the data provided by Debiopharm to Curis pursuant to this Section 6.5.4 regarding [**] and determine if such amounts are reasonable, taking into account whether and to what extent the difference between the [**]. If the arbitrators determine that [**] are not reasonable, the Parties will ask the arbitrators to determine [**]. If such recalculation results in [**], then no reduction will be made to any of the [**]. For the avoidance of doubt, in no event will there be [**].

6.6	Copies of Third Party License Agreements

Debiopharm shall provide to Curis a true and complete copy of each Third Party Patent License and Third Party Other Patent License, and of each amendment to any such agreement, in each case, within thirty (30) days after execution of such agreement or amendment, provided that Debiopharm may redact from such copy any sensitive or proprietary information that is not necessary to ascertain Debiopharm’s, its Affiliate’s or the applicable Sublicensee’s compliance with the terms and conditions of this Agreement (including, without limitation, Debiopharm’s payment and reporting obligations hereunder).

6.7	Payments

6.7.1	Timing of Royalty Payments and Sharing of Sublicensing Payments.

(a) Royalties on Net Sales shall be paid by Debiopharm to Curis quarterly within forty-five (45) days after the end of calendar quarter in which such Net Sales are made (as determined by the date of invoice or billing).

(b) Royalties on Sublicensee Royalties shall be paid by Debiopharm to Curis quarterly within forty-five (45) days after such Sublicensee Royalties are received by Debiopharm or its Affiliate. If such Sublicensee Royalties are significantly overdue, then upon Curis’ request, the Parties agree to discuss the matter in good faith.

(c) Curis’s share of Sublicensing Payments shall be paid by Debiopharm to Curis within forty-five (45) days after such Sublicensing Payments are received by Debiopharm or its Affiliate.

6.7.2

All payments to Curis hereunder shall be made using the bank details provided by Curis. The payments of Royalties and sharing of Sublicensing Payments shall be made in United States Dollars. If payments of Sublicensee Royalties, Net Sales, or Sublicensing Payments are made in another currency than the United States Dollar, Debiopharm shall convert them into United Sates Dollars for the purpose of the calculation of Royalties and sharing of Sublicensing Payments by applying the average interbank exchange rate as published on www.oanda.com for the last day of each month within the calendar quarter for which payment to Curis is due. All costs associated with making payments to Curis, including the cost of wire transfers, shall be paid by Debiopharm and shall not be deducted from the payments to Curis.

6.7.3	Debiopharm shall (and shall require its Affiliates to) prepare and maintain complete and accurate books and records regarding Net Sales (including gross sales and applicable deductions from gross sales), Sublicensee Royalties, royalties paid to Third Parties under Third Party Patent Licenses and Third Party Other Patent Licenses, Sublicensing Payments and Royalties due hereunder for a period of at least two (2) calendar years after the end of the calendar year in which such activities occurred. Curis shall have the right to have such books and records inspected by an independent certified auditor selected by Curis and accepted by Debiopharm, whose acceptance shall not be unreasonably withheld, to confirm Net Sales (including gross sales and applicable deductions from gross sales), Sublicensee Royalties, royalties paid to Third Parties under Third Party Patent Licenses and Third Party Other Patent Licenses, Sublicensing Payments and Royalties due hereunder, for a period covering not more than the preceding two (2) calendar years. Such auditor will execute a reasonable written confidentiality agreement with Debiopharm and will disclose to Curis only such information as is reasonably necessary to provide Curis with information regarding any actual discrepancies between the amounts reported or paid and the amounts payable under this Agreement. Such auditor will send a copy of its report to Debiopharm within fifteen (15) days of delivery of such report to Curis. Such report will include the methodology and calculations used to determine the results. Prompt adjustments shall be made by the Parties to reflect the results of such audit. Records to be available under an inspection shall include all relevant documents pertaining to payments specified above, including all relevant documents received by Debiopharm from Sublicensees. The appointed auditor shall have the right to interview selected staff and copy relevant documents. Such right may be exercised by Curis only once per calendar year. Curis shall bear the fees and expenses of such inspection, provided that, if an underpayment of more than five percent (5%) of the payments due for any calendar year is discovered in any inspection, then Debiopharm shall bear all fees and expenses of that inspection within forty-five (45) days after receipt of invoice from Curis, and shall pay to Curis within forty-five (45) days after receipt of the auditor’s report the deficiency not previously paid, plus accrued interest on the underpayment at the floating rate of LIBOR [**] (as quoted in The Wall Street Journal or its successor on the day after the payment is due) calculated from the due date to the date paid in full.

6.7.4	Without limiting any other rights or remedies available to Curis, Debiopharm shall pay Curis interest on any payments that are not paid on or before [**] days from the due date at the floating rate of LIBOR [**] (as quoted in The Wall Street Journal or its successor on the day after the payment is due) calculated from the due date to the date paid in full.

6.7.5	In the event Debiopharm fails to pay overdue amounts to Curis within the due date under this Section 6.7, Curis shall have the right to terminate this Agreement upon forty-five (45) days’ prior written notice to Debiopharm pursuant to Section 12.5, unless Debiopharm has cured such failure to pay by the end of such forty-five (45-) day period.

6.7.6	Debiopharm shall make payments to Curis under this Agreement withholding any taxes that may be due with respect to such payments to the extent that such withholding is required by applicable law. If any taxes are required to be withheld by Debiopharm, then Debiopharm shall (a) deduct such taxes from the payment made to Curis, (b) timely pay the taxes to the proper taxing authority, and (c) send proof of payment to Curis and certify receipt of such payment by the applicable tax authority within sixty (60) days following such payment.

7	INTELLECTUAL PROPERTY

7.1	Ownership of Intellectual Property Rights and Inventions

7.1.1	The Debiopharm Intellectual Property Rights shall at all times be and remain the sole property of Debiopharm. The Curis Intellectual Property Rights shall at all times be and remain the sole property of Curis.

7.1.2	Inventorship of inventions conceived of and reduced to practice pursuant to this Agreement (“Inventions”) shall be determined in accordance with the rules of inventorship under United States patent laws. Debiopharm shall solely own all Inventions made solely by one or more Debiopharm employees, and Curis shall solely own all Inventions made solely by one or more Curis employees. All Inventions made jointly by one or more Debiopharm employees and one or more Curis employees (“Joint Inventions”) shall be owned jointly by Debiopharm and Curis.

7.1.3	In the event that it is legally necessary to obtain a license under one or more Third Party Patents in order for Debiopharm to be able to develop, manufacture, and/or commercialize the Product in one or more countries of the Territory, and Debiopharm is unable to obtain such a license, Debiopharm may, at its election and upon thirty (30) days’ written notice to Curis, either terminate this Agreement in its entirety or terminate this Agreement for the relevant country(ies) of the Territory. If Debiopharm terminates this Agreement in its entirety pursuant to this Section 7.1.3, the consequences of such termination shall be as set forth in Section 13.4. If Debiopharm terminates its license in specified country(ies) of the Territory, the consequences of such termination shall be as set forth in Section 13.2.

7.2	Patent Prosecution and Maintenance

7.2.1

As from the Effective Date, Debiopharm shall have the first right to prepare, file, prosecute and maintain the Patents using independent counsel selected by Debiopharm and agreed to by Curis, at Debiopharm’s sole expense. With respect to any Patents, Debiopharm shall (a) consult with Curis and keep Curis fully informed of the progress of all patent applications and patents, including all issues relating to the preparation, filing, prosecution and maintenance of such Patents, (b) consult with Curis and keep Curis fully informed about Debiopharm’s patent strategy with respect to such Patents, (c) provide to Curis advance copies of documents relevant to preparation, filing, prosecution and maintenance of such Patents sufficiently in advance of filing to allow Curis a reasonable opportunity to review and comment on such documents, (d) reasonably consider Curis’ comments on such patent filings, and (e) provide Curis with final copies of such documents. Debiopharm agrees to use Reasonable Commercial Efforts to obtain commercially reasonable patent protection in the best interest of Curis and Debiopharm. Debiopharm shall control and shall bear any and all costs regarding the filing, prosecution and maintenance of the Patents in the Territory, including but not limited to filing applications for, and obtaining, patent term extensions, supplemental protection certificates (SPC) and the like relating to the Product and in each country of the Territory where Debiopharm reasonably considers that it is appropriate to do so. If Debiopharm decides to abandon or not maintain any Patent in the Territory, then Debiopharm shall provide Curis with sixty (60) days’ prior written notice of such decision (or such other longer period of time reasonably necessary to allow Curis to assume such responsibilities, at the sole discretion of Debiopharm). In such event, Curis shall have the right, at its option, to control the filing, prosecution and/or maintenance of any such Patent, at its own expense. Curis shall inform Debiopharm of its decision to file, prosecute or maintain a Patent in any country. Should Debiopharm exploit, use or benefit from such a Patent in a country where Curis has filed, prosecuted and/or maintained such Patent at its own expense, Debiopharm shall reimburse Curis for all reasonable costs pertaining to the filing, prosecution and/or maintenance of such Patent in that country upon Debiopharm’s use, exploitation or benefit of such Patent in such country.

7.2.2	Each Party agrees to cooperate fully in the preparation, filing, prosecution and maintenance of Patents under this Agreement and in the obtaining and maintenance of any patent extensions, supplementary protection certificates and the like with respect to any Patents. Such cooperation includes, but is not limited to, promptly informing the other Party of any matters coming to such Party’s attention that may affect the preparation, filing, prosecution or maintenance of any Patents.

7.3	Patent Infringement

7.3.1	Each Party shall promptly notify the other Party in writing of any alleged or threatened infringement of any Patent in any country of the Territory of which it becomes aware. The notifying Party will supply documentation of the infringing activities that are in its possession to the other Party.

7.3.2	Debiopharm shall have the first right but not the obligation to bring and control any action or proceeding with respect to infringement of any Patent, at its own expense and by counsel of its own choice, and Curis shall have the right, at its own expense, to be represented in any such action by counsel of its own choice. If Debiopharm fails to bring any such action or proceeding within (a) one hundred twenty (120) days following the notice of alleged infringement or (b) fifteen (15) days before the time limit, if any, set forth in the appropriate laws and regulations for the filing of such actions, whichever comes first, then Curis shall have the right to bring and control any such action at its own expense and by counsel of its own choice, and Debiopharm shall have the right, at its own expense, to be represented in any such action by counsel of its own choice. In the event a Party brings an infringement action in accordance with this Section 7.3.2, the other Party shall cooperate fully, including, if required to bring such action, the furnishing of a power of attorney or being named as a party, in each case, at the expense of the Party bringing such action. Neither Party shall have the right to settle any patent infringement litigation under this Section 7.3.2 without the prior written consent of such other Party, which shall not be unreasonably withheld.

7.3.3

Except as otherwise agreed by the Parties in connection with a cost-sharing arrangement, any recovery realized as a result of any action or proceeding described in Section 7.3.2 (whether by way of settlement or otherwise) will be allocated as follows: (a) first, to reimbursement of unreimbursed legal fees and expenses incurred by the Party that brought and controlled such action or proceeding; (b) then, to reimbursement of unreimbursed legal fees and expenses of the other Party in connection with such action or proceeding; and (c) after such reimbursement, any remainder of such recovery will be allocated [**] percent ([**]%) to the Party that brought and controlled such action or proceeding and [**] percent ([**]%) to the other Party.

7.4	Infringement of Third Party Patents: Each Party shall promptly notify the other in writing of any allegation by a Third Party that the development, manufacture, use, sale, offer for sale or import of the Compound or any Product pursuant to this Agreement infringes or may infringe such Third Party’s patents. Debiopharm shall have the first right to undertake and control any defense or settlement of any such claim at its own expense (subject to Section 6.5) and by counsel of its own choice, and Curis shall have the right, at its own expense, to be represented in any such defense by counsel of its own choice. If Debiopharm fails to undertake the defense or settlement of any such claim by the earlier of (a) thirty (30) days after receipt of such Third Party’s notice, and (b) twenty (20) days before the deadline, if any, set by such Third Party or by applicable laws, rules and regulations for responding to such claim, Curis shall have the right to undertake and control any defense or settlement of such claim, at its own expense and by counsel of its own choice, and Debiopharm shall have the right, at its own expense, to be represented in any such action by counsel of its own choice. Neither Party shall have the right to settle any Third Party claim under this Section 7.4 in a manner that diminishes the rights or interests of the other Party without the written consent of such other Party (which shall not be unreasonably withheld).

Notwithstanding the foregoing provisions of this Section 7.4, in the event of [**], Curis shall [**] at its own expense [**] and Debiopharm shall have the right, at its own expense, [**]. Curis shall [**] under this Section 7.4 [**] (which shall not be unreasonably withheld). For clarity, this paragraph does not extend or apply to any such [**] with respect to [**] any Sublicensee.

7.5	Patent Marking: Debiopharm shall apply, and shall require Sublicensees to apply, the patent marking notices required by the law of the countries where Products are made, sold, used or shipped.

7.6	Product Trademarks: Debiopharm shall freely choose, register, use and license any trademark for the Product (excluding any corporate trademark or trade name of Curis) in the Field of Use in the Territory. All associated costs shall be borne by Debiopharm. Such trademarks shall be filed in the name of Debiopharm (or any Third Party, Affiliates or Sublicensees) and shall remain Debiopharm’s property after expiration or termination of this Agreement.

8	REPRESENTATIONS, WARRANTIES AND CERTAIN COVENANTS

8.1	Each Party represents, warrants and covenants to the other that:

(i)	It is duly organized and validly existing under the laws of its state or country of incorporation, and has full corporate power and authority to enter into this Agreement and to carry out the provisions hereof;

(ii)	The execution, delivery and performance of this Agreement by it does not conflict with any agreement or instrument, oral or written, to which it is a party or by which it may be bound; and

(iii)	It has not granted, and shall not grant, any right to any Third Party which would conflict with the rights granted to the other Party hereunder.

8.2	Curis represents and warrants that as of the Effective Date:

(i)	All rights pertaining to the Curis Patents are owned by Curis;

(ii)	It has not received any written notice from any Third Party claiming that the manufacture, use, sale, or importation of the Compound or Product by Curis prior to the Effective Date infringed any patent owned or controlled by any Third Party; and

(iii)	Curis is not a party to any legal action, suit or proceeding relating to the Curis Intellectual Property Rights, and Curis has not received any written communication from any Third Party threatening such action, suit or proceeding; and

(iv)	Curis has the right to grant the license to the Compound under the Curis Patents and Curis Know-How provided to Debiopharm in Section 2.1; and

(v)	To the best of Curis’s knowledge, the use of the Compound in the Field of Use [**];

(vi)	Curis has not granted any license or other right to any Third Party regarding the Compound and/or the Curis Intellectual Property Rights; and

(vii)	Curis has not received any grant from or entered into any agreement with the United States government and/or any of its subdivisions or federal governmental bodies, or any governmental bodies outside the United States of America, regarding the Compound and/or the Curis Intellectual Property Rights.

8.3	Debiopharm agrees that all of its activities, and the activities of its Affiliates and Sublicensees related to its use of the Curis Patents and Curis Know-How and all development and commercialization of the Product pursuant to this Agreement shall comply with all applicable legal and regulatory requirements. Debiopharm, its Affiliates, and Sublicensees shall not knowingly engage in any activities that use the Curis Patents and/or Curis Know-How in a manner that is outside the scope of the license rights granted to Debiopharm hereunder.

8.4	Except as expressly set forth in this Agreement, EACH PARTY EXPRESSLY DISCLAIMS ANY AND ALL WARRANTIES OF ANY KIND, EXPRESS OR IMPLIED, INCLUDING WITHOUT LIMITATION THE WARRANTIES OF DESIGN, MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, NON-INFRINGEMENT OF THE INTELLECTUAL PROPERTY RIGHTS OF THIRD PARTIES, OR ARISING FROM A COURSE OF DEALING, USAGE OR TRADE PRACTICES.

9	INDEMNIFICATION AND INSURANCE

9.1

Debiopharm shall indemnify, defend, and hold harmless Curis and its Affiliates and their respective directors, officers, employees and agents (each, a “Curis Indemnitee”) from and against any and all claims, suits, actions, demands, liabilities, expenses and/or loss, including reasonable legal expense and attorneys’ fees (collectively, “Losses”), to which any Curis Indemnitee may become subject as a result of any claim, demand, action or other proceeding (each, a “Claim”) by any Third Party to the extent such Losses arise out of or result from (a) any breach by Debiopharm of its representations, warranties, covenants or obligations in this Agreement or (b) the development, importation, exportation, storage, handling, transportation, distribution, marketing, promotion, manufacture, use, sale or any other disposition of the Compound or any Product by or for Debiopharm, its Affiliates or Sublicensees hereunder, or (c) the death, personal injury, or illness of any person or out of damage to any property related in any way to the rights granted under this Agreement; except, in each case, to the extent such claim is caused by the gross negligence or willful misconduct of Curis.

9.2	Curis shall indemnify, defend, and hold harmless Debiopharm and its Affiliates and their respective directors, officers, employees and agents (each, a “Debiopharm Indemnitee”) from and against any and all Losses to which any Debiopharm Indemnitee may become subject as a result of any Claim by a Third Party to the extent such Losses arise out of or result from (a) any breach by Curis of its representations, warranties, covenants or obligations in this Agreement or (b) the development, importation, exportation, storage, handling, transportation, manufacture, use or other disposition of the Compound or any Product by or for Curis or its Affiliates prior to the Effective Date; except, in each case, to the extent such claim is caused by the gross negligence or willful misconduct of Debiopharm. In addition, Curis shall indemnify, defend and hold harmless Sublicensees from and against any and all Losses to which any Sublicensee may become subject as a result of any claim by a Third Party (other than another Sublicensee) solely to the extent such Losses arise out of or result from Curis’ breach of any representation or warranty set forth in Section 8.2 or breach of the non-competition provisions of Section 14.1. Notwithstanding the foregoing provisions of this Section 9.2 to the contrary, Curis’ obligation to indemnify Debiopharm Indemnitees under this Section 9.2 with respect to Curis’ representation and warranty under Section 8.2(v) is contingent upon Debiopharm’s compliance with its obligations regarding clinical trial protocols and Product labeling under Section 3.2.1; and Curis’ obligation to indemnify Sublicensees with respect to Curis’ representation and warranty under Section 8.2(v) is contingent upon such Sublicensees’ clinical trial protocols and Product labeling complying with restrictions consistent with the Parties’ objectives under Section 3.2.1, which restrictions shall be mutually agreed upon by the Parties in writing prior to Debiopharm’s grant of the first sublicense. For the avoidance of doubt: (i) except as expressly set forth in Section 8.2, Curis makes no representation, and extends no warranty, of any kind with respect to non-infringement of any Third Party patent rights; and (ii) Curis has no obligation to indemnify, defend or hold harmless (A) Debiopharm or any of its Affiliates against any allegation that the development, manufacture, use, sale, offer for sale or import of the Compound or any Product infringes Third Party patent rights, except in the case of Curis’ breach of the representations and warranties expressly set forth in Section 8.2; or (B) any Sublicensee with respect to any matter whatsoever, except in the case of Curis’ breach of the representations and warranties expressly set forth in Section 8.2 or breach of the non-competition provisions of Section 14.1.

9.3

For purposes of Sections 9.1 and 9.2, the Curis Indemnitee or Debiopharm Indemnitee (the “Indemnified Party”) shall give prompt written notice to the other Party (the “Indemnifying Party”) of any claims, suits or proceedings by Third Parties which may give rise to any claim for which indemnification may be required under Section 9.1 or 9.2; provided, however, that failure to give such notice shall not relieve the Indemnifying Party of its obligation to provide indemnification hereunder except, if and to the extent that such failure materially and adversely affects the ability of the Indemnifying Party to defend the applicable claim, suit or proceeding. The Indemnifying Party shall be entitled to assume the defense and control of any such claim at its own cost and expense; provided, however, that the Indemnified Party shall have the right to be represented by its own counsel at its own cost in such matters. Neither the Indemnifying Party nor the Indemnified Party shall settle or dispose of any such matter in any manner which would adversely affect the rights or interests of the other Party (including the obligation to indemnify hereunder) without the prior written consent of the other Party, which shall not be unreasonably withheld or delayed. Each Party shall reasonably cooperate with the other Party and its counsel in the course of the defense of any such suit, claim or demand, such cooperation to include without limitation using reasonable efforts to provide or make available documents, information and witnesses.

9.4	At and during such time as Debiopharm, its Affiliates, or its Sublicensees, begins clinical testing, sale or distribution of Products, Debiopharm shall (and shall require its Affiliates and Sublicensees to) at its sole expense, procure and maintain commercially reasonable insurance policies as would be maintained by similarly situated pharmaceutical companies consistent with the current industry standards for similar products, and compliant with any applicable law or regulation. Such insurance shall (a) provide that the policy is primary and not excess or contributory with regard to other insurance Curis may have, (b) include product liability coverage in amounts no less than [**] United States Dollars (US$[**]) per incident and [**] United States Dollars (US$[**]) annual aggregate, (c) be endorsed to include contractual liability coverage for Debiopharm’s indemnification under Section 9.1, and (d) by virtue of the minimum amount of insurance coverage required under Section 9.4(b), not be construed to create a limit of Debiopharm’s liability with respect to its indemnification under Section 9.1. Upon request, a copy of such insurance policy shall be sent to Curis.

9.5	IN NO EVENT SHALL EITHER PARTY BE LIABLE FOR INCIDENTAL, CONSEQUENTIAL, INDIRECT, PUNITIVE OR SPECIAL DAMAGES OF THE OTHER PARTY ARISING OUT OF OR RELATED TO THIS AGREEMENT, HOWEVER CAUSED, UNDER ANY THEORY OF LIABILITY EVEN IF ADVISED OF THE POSSIBILITY OF SUCH DAMAGES; provided, however, that this Section 9.5 shall not be construed to limit either Party’s indemnification obligations with respect to Third Party claims under Sections 9.1 and 9.2.

10	CONFIDENTIALITY

10.1	Except to the extent expressly authorized by this Agreement or otherwise agreed in writing by the Parties, the Receiving Party shall keep confidential and not publish or otherwise disclose, and shall not use for any purpose other than as expressly provided in this Agreement, any Confidential Information of the Disclosing Party. The Receiving Party shall take the same degree of care that it uses to protect the security and confidentiality of its own confidential and proprietary information of a similar nature and importance (but in any event no less than reasonable care) to ensure that its employees, agents, consultants and other representatives do not make any unauthorized use or disclosure of the Confidential Information. The Receiving Party shall promptly notify the other Party upon discovery of any unauthorized use or disclosure of the Confidential Information.

10.2	Subject to Section 10.9, the Receiving Party may disclose Confidential Information as expressly permitted by this Agreement or if and to the extent such disclosure is reasonably necessary in the following instances:

(a) filing or prosecuting Patents as permitted by this Agreement;

(b) obtaining and maintaining regulatory filings for Products such Party has a license or right to develop or commercialize hereunder;

(c) prosecuting or defending litigation;

(d) complying with applicable court orders or governmental regulations;

(e) disclosure to Affiliates, licensees and sublicensees, potential licensees and sublicensees, employees, consultants or agents of the Receiving Party who have a need to know such information in order for the Receiving Party to exercise its rights or fulfill its obligations under this Agreement, provided, in each case, that any such Affiliate, licensee, sublicensee, potential licensee, potential sublicensee, employee, consultant or agent agrees to be bound by terms of confidentiality and non-use no less restrictive than those set forth in this Article 10; and

(f) disclosure to Third Party investors and potential investors on a confidential basis in connection with due diligence or similar investigations by such Third Parties and/or in confidential financing documents, in each case, to the extent reasonably necessary for such Third Party(ies) to make an investment decision with respect to the Receiving Party’s securities, provided, in each case, that any such Third Party agrees to be bound by reasonable obligations of confidentiality and non-use, and that the Receiving Party shall allow the Disclosing Party a reasonable opportunity to review the Confidential Information proposed for disclosure prior to such disclosure.

Notwithstanding the foregoing, in the event the Receiving Party is required to make a disclosure of Confidential Information pursuant to Section 10.2(c) or 10.2(d), the Receiving Party shall, except where impracticable, give reasonable advance notice to the Disclosing Party of such required disclosure and, at the Disclosing Party’s request and expense, cooperate fully with the Disclosing Party’s lawful efforts to contest such required disclosure, to minimize the scope of such required disclosure, and/or to obtain a protective order or other confidential treatment of the Confidential Information required to be disclosed. In any event, the Receiving Party agrees to take all reasonable action to avoid disclosure of Confidential Information hereunder.

10.3	The Parties agree that the terms of this Agreement shall be treated as Confidential Information by both Parties.

10.4

Debiopharm agrees that Curis may issue a press release upon execution of this Agreement, subject to Debiopharm’s prior review and approval, such approval not to be unreasonably withheld or delayed. The Parties further acknowledge that each Party may desire or be required to issue subsequent press releases or to make other public disclosures relating to this Agreement or its terms. The Parties agree to consult with each other reasonably and in good faith with respect to the text and timing of such press releases or other public disclosures prior to the issuance thereof, provided that a Party may not unreasonably withhold consent to such releases, and that either Party may issue such press releases as it determines, based on advice of counsel, are reasonably necessary to comply with laws or regulations. In addition, following the initial press release announcing this Agreement, each Party shall be free to disclose, without the other Party’s prior written consent, the existence of this Agreement, the identity of the other Party and those terms of this Agreement which have already been publicly disclosed in accordance herewith.

10.5	Subject to Section 10.4, Debiopharm shall not use the name “Curis” nor any variation or adaptation thereof, nor any trademark, tradename or other designation owned by Curis or its Affiliates, nor the names of any of its officers, employees or agents, for any purpose without the prior written consent of the other Party in each instance, except that Debiopharm may state that it has licensed from Curis one or more of the patents and/or applications within the Curis Patents, and Debiopharm may use Curis’s logo on Debiopharm’s corporate website and corporate presentation materials for such purpose, subject to Curis’s prior review and approval (not to be unreasonably withheld) of Debiopharm’s proposed use thereof.

10.6	Subject to Section 10.4, Curis shall not use the name of “Debiopharm” or its Affiliates nor any variation or adaptation thereof, nor any trademark, tradename or other designation owned by Debiopharm or its Affiliates, nor the names of any of its officers, employees or agents, for any purpose without the prior written consent of the other Party in each instance, except that Curis may state that it has licensed to Debiopharm one or more of the patents and/or applications within the Curis Patents, and Curis may use Debiopharm’s logo on Curis’s corporate website and corporate presentation materials for such purpose, subject to Debiopharm’s prior review and approval (not to be unreasonably withheld) of Curis’s proposed use thereof.

10.7	Each Party recognizes that the publication by Debiopharm of Data and other information regarding Compounds and Products, such as by public oral presentation, manuscript or abstract, may be beneficial to both Parties provided such publications are subject to reasonable controls to protect Confidential Information. Accordingly, Curis shall have the right to review and comment on any material proposed for public oral presentation or publication by Debiopharm that includes Data or other results of preclinical or clinical development of the Compound or any Product and/or includes Confidential Information of Curis. Before any such material is submitted for publication, Debiopharm shall deliver a complete copy to Curis at least forty-five (45) days prior to submitting the material to a publisher or initiating any other disclosure. Curis shall review any such material and give its comments to Debiopharm within thirty (30) days of the delivery of such material to Curis. With respect to public oral presentation materials and abstracts, Curis shall make reasonable efforts to expedite review of such materials and abstracts, and shall return such items as soon as practicable to Debiopharm with appropriate comments, if any, but in no event later than thirty (30) days from the date of delivery to Curis. Debiopharm shall comply with Curis’ request to delete references to Curis’s Confidential Information in any such material. In addition, if any such publication contains patentable subject matter, then at Curis’ request, Debiopharm shall either delete the patentable subject matter from such publication or delay any submission for publication or other public disclosure for a period of up to an additional sixty (60) days so that appropriate patent applications may be prepared and filed.

10.8	Subject to Section 10.7, Debiopharm and its contractors, including without limitation clinical research organizations, shall have the right to publish results of all clinical trials of the Compound or any Product on Debiopharm’s clinical trial register, and such publication will not be a breach of the confidentiality obligations provided in this Article 10.

10.9	The Parties have determined that [**], including, without limitation, [**] as evidenced by this Agreement, and have concluded [**]. Accordingly, the Parties agree as follows:

(a)	For purposes of this Section 10.9, [**] shall mean [**].

(b)	Debiopharm shall [**].

For clarity, nothing contained in this Section 10.9 is intended to limit, modify or otherwise affect in any way Curis’ obligations or Debiopharm’s rights [**].

10.10	All obligations of confidentiality and non-use imposed under this Article 10 shall expire ten (10) years after the effective date of termination or expiration of this Agreement, except that Section 10.9 shall survive termination or expiration of this Agreement indefinitely.

11	EXPIRY OF THE AGREEMENT; CONSEQUENCES OF EXPIRY

11.1	Unless terminated earlier pursuant to Article 12 or other mutual written agreement, this Agreement shall commence upon the Effective Date and shall expire, on a country-by-country basis on the expiration of the Royalty Term.

11.2	Upon expiration of the Royalty Term for a given country, Debiopharm’s license under Section 2.1 with respect to such country shall become fully paid-up, royalty-free, non-exclusive and transferable.

12	TERMINATION

12.1	Debiopharm Termination Without Cause: Debiopharm may terminate this Agreement at any time for any scientific, technical, administrative or commercial reasons upon ninety (90) days’ prior written notice to Curis.

12.2	Debiopharm Termination for Permanent Injunction: In the event Debiopharm is permanently enjoined from exercising its license under this Agreement pursuant to a patent infringement action brought by a Third Party, or if neither Debiopharm nor Curis undertakes the defense or settlement of a Third Party suit alleging infringement for a within the six- (6-) month period after notice of such suit, then Debiopharm may terminate this Agreement in the country where such suit was filed upon thirty (30) days’ prior written notice to Curis. Debiopharm’s termination right under this Section 12.2 shall be exercisable on a country-by-country basis. For the avoidance of doubt, any termination by Debiopharm in accordance with Section 7.1.3 does not fall within the scope of this Section 12.2.

12.3

Curis Termination for Debiopharm Failure to File IND/CTA: If the IND/CTA Filing Conditions are met and Debiopharm fails to file an IND or CTA in a Major Market on or before the applicable IND/CTA Filing Deadline under Section 3.2.5 (other than for reasons beyond the reasonable control of Debiopharm, such as the requirements of the applicable Regulatory Authority), Curis may terminate this Agreement on thirty (30) days’

written notice to Debiopharm unless Debiopharm makes such filing before the end of such thirty (30) day period. In the event of such termination, Curis shall have no claim against Debiopharm with respect to such failure to file.

12.4	Curis Termination for Debiopharm Diligence Failure: If Debiopharm does not correct a failure to use Reasonable Commercial Efforts within the applicable period specified in, or determined in accordance with, Section 3.2.6(b) (a “Diligence Failure”), Curis shall have the right to terminate this Agreement on thirty (30) days’ written notice to Debiopharm unless Debiopharm cures such Diligence Failure before the end of such thirty (30) day period.

12.5	Termination for Material Breach: Each Party shall have the right to terminate this Agreement upon ninety (90) days’ (or forty-five (45) days’ in the case of failure to make payment of amounts due hereunder) prior written notice to the other Party in the event of the material breach of any term or condition of this Agreement by the other Party, unless the breaching Party has cured such breach by the end of the applicable cure period; provided, however, that:

(a) this Section 12.5 shall not apply to: (i) any failure to file an IND or CTA in a Major Market (in which case, Curis’ termination right shall be as set forth in Section 12.3); or (ii) any Diligence Failure by Debiopharm (in which case, Curis’ termination right shall be as set forth in Section 12.4);

(b) any right to terminate under this Section 12.5 shall be stayed and the cure period shall be stopped in the event that, during any cure period, the Party alleged to have been in material breach shall have initiated dispute resolution in accordance with Article 20 with respect to the alleged breach, which stay and stopping shall last so long as the allegedly breaching Party diligently and in good faith cooperates in the prompt resolution of such dispute resolution proceedings; and

(c) from and after initiation of the first Phase III Study of a Product in a Major Market, except in the case of Debiopharm’s failure to make payments of amounts due hereunder, Curis shall not have the right to terminate this Agreement pursuant to this Section 12.5, and, as Curis’ sole remedy for material breach of this Agreement by Debiopharm that is not cured within sixty (60) days after Curis’ written notice of material breach, Curis shall have the right to seek damages from Debiopharm and/or injunctive relief, in each case, in accordance with Article 20.

12.6	Termination for Patent Challenge: Each Party shall have the right to terminate this Agreement immediately upon written notice to the other Party if the other Party or its Affiliate directly, or through assistance granted to a Third Party, challenges, whether as a claim, a cross-claim, counterclaim, or defense, the validity or enforceability of any of such Party’s Patents before any court, arbitrator, or other tribunal or administrative agency in any jurisdiction.

13	CONSEQUENCES OF TERMINATION

13.1	In the event of (i) termination of this Agreement by Debiopharm pursuant to Section 12.1, or (ii) termination of this Agreement by Curis pursuant to Section 12.3, Section 12.4, Section 12.5 (subject to paragraph (c) thereof) or Section 12.6:

(a) The license granted by Curis to Debiopharm under Section 2.1 shall terminate and revert to Curis on the effective date of termination.

(b) Curis shall have the right, exercisable upon written notice by Curis to Debiopharm given within sixty (60) days after the effective date of such termination, to obtain, and effective upon such notice, Debiopharm shall, and it hereby does, grant to Curis, a non-exclusive, worldwide, royalty-bearing license, with the right to sublicense, under Debiopharm Intellectual Property Rights solely to develop, make, have made, use, sell, offer for sale, have sold and import the Compound and Products in the Field of Use, subject to the terms and conditions set forth below in this Section 13.1(b).

(i) Curis will pay to Debiopharm royalties at the rate of [**] percent ([**]%) of Curis Net Sales (defined below) of Products. Royalties on Curis Net Sales will be payable on a country-by-country basis from first commercial sale of a Product in a country of the Territory and ending upon the later of: (a) expiration of the last-to-expire valid claim of the Debiopharm Patents, which valid claim covers the composition of matter, or any method of manufacture or use, of the Product (or the Compound contained therein) in such country; and (b) the tenth (10th) anniversary of first commercial sale of the Product in such country. For purposes of this Section 13.1(b), the definition of “Net Sales” set forth in Article 1 shall apply mutatis mutandis to define the term “Curis Net Sales”.

(ii) Curis shall pay to Debiopharm [**] percent ([**]%) of all Curis Sublicensee Royalties (defined below). For purposes of this Section 13.1(b), “Curis Sublicensee Royalties” shall mean royalties paid by Third Party sublicensees to Curis or any of its Affiliates with respect to sales of Products by such Third Party sublicensees or any of their respective further sublicensees.

(iii) Royalties on Curis Net Sales shall be paid by Curis to Debiopharm quarterly within forty-five (45) days after the end of calendar quarter in which such Curis Net Sales are made (as determined by the date of invoice or billing). Payments on Curis Sublicensee Royalties shall be paid by Curis to Debiopharm quarterly within forty-five (45) days after such Curis Sublicensee Royalties are received by Curis or its Affiliate. If such Curis Sublicensee Royalties are significantly overdue, then upon Debiopharm’s request, the Parties agree to discuss the matter in good faith.

(iv) All payments to Debiopharm hereunder shall be made using the bank details provided by Debiopharm. Royalties on Curis Net Sales and payments on Curis Sublicensee Royalties shall be made in United States Dollars. If payments of Curis Net Sales or Curis Sublicensee Royalties are made in another currency than the United States Dollar, Curis shall convert them into United Sates Dollars for the purpose of the calculation of royalties on Curis Net Sales and payments on Curis Sublicensee Royalties by applying the average interbank exchange rate as published on www.oanda.com for the last day of each month within the calendar quarter for which payment to Debiopharm is due. All costs associated with making payments to Debiopharm, including the cost of wire transfers, shall be paid by Curis and shall not be deducted from the payments to Debiopharm.

(v) Curis shall (and shall require its Affiliates to) prepare and maintain complete and accurate books and records regarding Curis Net Sales (including gross sales and applicable deductions from gross sales), royalties payable with respect thereto, Curis Sublicensee Royalties and payments based thereon for a period of at least two (2) calendar years after the end of the calendar year in which such activities occurred. Debiopharm shall have the right to have such books and records inspected by an independent certified auditor selected by Debiopharm and accepted by Curis, whose acceptance shall not be unreasonably withheld, to confirm Curis Net Sales (including gross sales and applicable deductions from gross sales), royalties payable with respect thereto, Curis Sublicensee Royalties and payments based thereon, for a period covering not more than the preceding two (2) calendar years. Such auditor will execute a reasonable written confidentiality agreement with Curis and will disclose to Debiopharm only such information as is reasonably necessary to provide Debiopharm with information regarding any actual discrepancies between the amounts reported or paid and the amounts payable under this Agreement. Such auditor will send a copy of its report to Curis within fifteen (15) days of delivery of such report to Debiopharm. Such report will include the methodology and calculations used to determine the results. Prompt adjustments shall be made by the Parties to reflect the results of such audit. Records to be available under an inspection shall include all relevant documents pertaining to payments specified above, including all relevant documents received by Curis from Sublicensees. The appointed auditor shall have the right to interview selected staff and copy relevant documents. Such right may be exercised by Debiopharm only once per calendar year. Debiopharm shall bear the fees and expenses of such inspection, provided that, if an underpayment of more than five percent (5%) of the payments due for any calendar year is discovered in any inspection, then Curis shall bear all fees and expenses of that inspection within forty-five (45) days after receipt of invoice from Debiopharm, and shall pay to Debiopharm within forty-five (45) days after receipt of the auditor’s report the deficiency not previously paid, plus accrued interest on the underpayment at the floating rate of LIBOR [**] (as quoted in The Wall Street Journal or its successor on the day after the payment is due) calculated from the due date to the date paid in full.

(vi) Without limiting any other rights or remedies available to Debiopharm, Curis shall pay Debiopharm interest on any payments that are not paid on or before five (5) working days from the due date at the floating rate of LIBOR [**] (as quoted in The Wall Street Journal or its successor on the day after the payment is due) calculated from the due date to the date paid in full.

(vii) In the event Curis fails to pay overdue amounts to Debiopharm by the due date specified in this Section 13.1(b), Debiopharm shall have the right to terminate Curis’ license under Section 13.1(b) upon forty-five (45) days’ prior written notice to Curis, unless Curis has cured such failure to pay by the end of such forty-five (45-) day period.

(viii) Curis shall make payments to Debiopharm under this Agreement withholding any taxes that may be due with respect to such payments to the extent that such withholding is required by applicable law. If any taxes are required to be withheld by Curis, then Curis shall (a) deduct such taxes from the payment made to Debiopharm, (b) timely pay the taxes to the proper taxing authority, and (c) send proof of payment to Debiopharm and certify receipt of such payment by the applicable tax authority within sixty (60) days following such payment.

(c) If Curis chooses to obtain the non-exclusive license under Section 13.1(b), Debiopharm shall (A) transfer to Curis as soon as reasonably practicable all Data and information in Debiopharm’s or its Affiliates’ Control and possession relating to the Compound or Products as may be necessary to enable Curis to practice such license, (B) transfer and assign to Curis all of its right, title and interest in and to all INDs, NDAs, drug dossiers and master files with respect to any and all Products and all regulatory approvals with respect to any and all Products, and (C) take such other actions and execute such other instruments, assignments and documents as may be necessary to effect the transfer of rights under this subparagraph (c) to Curis.

13.2	In the event of termination of this Agreement by Debiopharm in a country in the Territory pursuant to Section 7.1.3 or Section 12.2, the license granted by Curis to Debiopharm under Section 2.1 in such country shall terminate and revert to Curis on the effective date of termination, the Territory shall thereafter exclude such country, and this Agreement shall otherwise remain in full force and effect.

13.3	Consequences of Termination for Curis’ Material Breach:

For purposes of this Section 13.3, the term “Termination Event” shall mean: (a) in the case of termination of this Agreement by Debiopharm pursuant to Section 12.5, the material breach of this Agreement by Curis that formed the basis for such termination; or (b) in the case of termination of this Agreement pursuant to Section 12.6, the action or activity of Curis that that formed the basis for such termination.

13.3.1	Aggravated Termination Event: In the event of termination of this Agreement by Debiopharm pursuant to Section 12.5 or Section 12.6 for an Aggravated Termination Event (defined below), Curis grants to Debiopharm a royalty-free, sole and exclusive license (even as to Curis) in and to the Compound and the Product under the Curis Intellectual Property Rights and Curis’ interest in the Joint Patents, to develop, have developed, use, have used, sell, have sold, offer for sale, make, have made, manufacture, have manufactured, register, have registered, commercialize and have commercialized the Compound and Products, in any Indication in the Field of Use, for the Royalty Term, in the Territory. Upon expiration of the Royalty Term, Section 11.2 shall apply. For purposes of this Section 13.3, an “Aggravated Termination Event” shall mean a Termination Event that is not curable and results in significant negative impact upon Debiopharm’s ability to commercialize Products. By way of example, and not of limitation, a material breach of [**] would each be considered an Aggravated Termination Event. A Termination Event other than the preceding examples may also qualify as an Aggravated Termination Event if the magnitude of the impact of such Termination Event upon Debiopharm’s ability to commercialize Products is substantially equivalent to, or greater than, that of the preceding examples.

13.3.2	Other Termination Event: In the event of termination of this Agreement by Debiopharm pursuant to Section 12.5 or Section 12.6 for any Termination Event other than an Aggravated Termination Event:

(a) the license granted by Curis to Debiopharm pursuant to Section 2.1 remain in full force and effect in accordance with its terms, subject to Debiopharm’s compliance with Article 6;

(b) all JSC participation rights of Curis shall terminate and be of no further force or effect;

(c) Debiopharm shall have the right to seek damages from Curis in accordance with Article 20; and

(d) pending the outcome of arbitration proceedings pursuant to Article 20, Debiopharm shall have the right to pay all amounts that become due under Article 6 after such termination into an escrow account with a reputable bank, and to the extent the arbitrators award damages to Debiopharm, the arbitrators shall be authorized, in their discretion, (i) to cause the release to Debiopharm of all or any part of the escrowed funds in partial or full satisfaction of such award, and/or (ii) to adjust the amounts payable by Debiopharm to Curis under this Agreement to compensate Debiopharm for damages suffered by Debiopharm as a result of Curis’ material breach.

13.4	In the event of termination of this Agreement in its entirety by Debiopharm pursuant to Section 7.1.3, the license granted by Curis to Debiopharm under Section 2.1 shall terminate and revert to Curis on the effective date of termination.

13.5	Any termination of this Agreement shall be without prejudice to any rights or obligations which have accrued to any Party prior to such termination. Without limiting the generality of the foregoing, termination of this Agreement shall not preclude either Party from claiming any other damages, compensation or relief that it may be entitled to hereunder.

13.6	The license granted to Debiopharm under this Agreement will be deemed a license of rights to intellectual property for purposes of Section 365(n) of the U.S. Bankruptcy Code, and, in the event of Curis’ bankruptcy, Debiopharm will retain and may fully exercise all of its rights and elections under the U.S. Bankruptcy Code.

14	NON COMPETITION

14.1	Curis agrees not to develop in parallel an Hsp90 Inhibitor (or product containing an Hsp90 Inhibitor) and which is in competition to the Compound or Product because of its ability to bind to, and selectively and specifically inhibit, Hsp90. [**].

14.2	Such obligations in favor of Debiopharm under Section 14.1 shall not survive an early termination of this Agreement except in the case of any material breach by Curis, in which case they shall survive for two (2) years after termination of this Agreement.

15	SURVIVING PROVISIONS

Sections 6.7, 8.4 and 11.2 and Articles 1, 9, 10, 13, 14 (as set forth in Section 14.2), 15, 16, 18, 19, 20 and 22 shall survive termination or expiration of this Agreement. In addition, if the license granted to Debiopharm under Section 2.1 survives termination as set forth in Section 13.3, Sections 6.3, 6.4, 6.5 and 6.6 shall survive such termination.

16	NOTICES

Notices required or permitted to be made or given to either Party hereto pursuant to this Agreement shall be sufficiently made or given on the date of mailing if sent to such Party by certified or registered mail, postage prepaid, addressed to it at its address set forth or to such other address as it shall designate in the course of this Agreement by written notice to the other Party as follows:

If to Curis:

Curis, Inc.

45 Moulton Street

Cambridge, MA 02138

USA

Attention: Chief Executive Officer

If to Debiopharm:

Debiopharm S.A.

Forum «après-demain»

Chemin Messidor 5-7

1006 Lausanne

Switzerland

Attention: Director, Legal Affairs

17	INDEPENDENT CONTRACTOR

The relationship of Debiopharm and Curis under this Agreement is intended to be that of an independent contractor. Nothing contained in this Agreement is intended or is to be construed so as to constitute the Parties as partners or joint venturers or either Party as an agent or employee of the other. Neither Party has any express or implied right or authority under this Agreement to assume or create any obligations on behalf of or in the name of the other, or to bind the other Party to any contract, agreement or undertaking with any Third Party.

18	COMPLETE AGREEMENT

The Parties hereto acknowledge that this Agreement sets forth the entire agreement and understanding of the Parties, and supersedes all prior written or oral agreements or understandings with respect to the subject matter hereof, including material transfer agreements, if any, and that certain “Addendum to the Confidentiality Agreement dated June 18, 2007,” dated and effective as of August 20, 2008 (the “First Addendum”); but, in any event, excluding:

(a) that certain Confidentiality Agreement between the Parties dated June 18, 2007 (the “Original Confidentiality Agreement”), which shall remain in full force and effect in accordance with its terms; provided, however, that all “Confidential Information” (as defined by the Original Confidentiality Agreement) of Curis relating to its single targeted Hsp90 Inhibitor programs, including, without limitation, CUDC-305, shall be deemed Confidential Information for purposes of this Agreement; and

(b) that certain “Second Addendum to the Confidentiality Agreement dated June 18, 2007,” dated and effective as of June 11, 2009 (the “Second Addendum”), which shall remain in full force and effect in accordance with its terms; provided, however, that [**] for purposes of this Agreement.

In the event of any conflict between the provisions of this Agreement and the provisions of the Original Confidentiality Agreement or the Second Addendum, this Agreement shall control. No modification of this Agreement shall be deemed to be valid unless in writing and signed by both Parties.

19	ASSIGNMENT

Except as expressly provided hereunder, neither this Agreement nor any rights or obligations hereunder may be assigned or otherwise transferred by either Party without the prior written consent of the other Party (which consent shall not be unreasonably withheld); provided, however, that either Party may assign this Agreement and its rights and obligations hereunder without the other Party’s consent:

(a)	in connection with the transfer or sale of all or substantially all of the business of such Party to which this Agreement relates to a Third Party, whether by merger, sale of stock, sale of assets or otherwise (each, a “Change of Control Transaction”), provided that in the event of a Change of Control Transaction in which the acquiring party is a Third Party, intellectual property rights of the acquiring party to such Change of Control Transaction that exist prior to the effective time of such Change of Control Transaction or result from an Acquiror Existing Hsp90 Program (as defined in Section 14.1) shall not be included in the technology licensed hereunder or otherwise subject to this Agreement; or

(b)	to an Affiliate, provided that no such assignment to an Affiliate shall relieve the assigning Party of its obligations hereunder.

The rights and obligations of the Parties under this Agreement shall be binding upon and inure to the benefit of the successors and permitted assigns of the Parties. Any assignment not in accordance with this Agreement shall be void.

20	GOVERNING LAW AND DISPUTE RESOLUTION

20.1	Except as expressly set forth in Section 20.6, this Agreement shall be governed by the laws of England and Wales.

20.2	The Parties agree that, except as set forth in Section 20.6 below, the procedures set forth in Sections 20.3 through 20.5 shall be the exclusive mechanism for resolving any dispute, disagreement, controversy or claim arising under, out of or relating to this Agreement and any subsequent amendments of this Agreement, including, without limitation, its formation, validity, binding effect, interpretation, performance, breach or termination, as well as non contractual claims arising out of the subject matter of this Agreement (“Dispute”).

20.3	Any Dispute shall be submitted to the appropriate executive officers of the Parties by written notice prior to initiation of any action under Sections 20.4 and 20.5. Such executive officers shall attempt resolution of the Dispute by good faith negotiation for a period of thirty (30) days from written notice of the Dispute by either Party. Each Party shall appoint one executive officer for such negotiation.

20.4	If the Parties are unable to resolve a Dispute pursuant to Section 20.3 within sixty (60) days of referring such Dispute to their executive officers, then, upon the written request of either Party to the other Party, the Parties shall submit the Dispute for commercial mediation in accordance with the then-applicable ADR Rules of the International Chamber of Commerce (“ICC”). Such mediation will take place in London, England. If there is no agreement as to the selection of such a mediator within twenty (20) days of written request for mediation by either Party or the Dispute is not resolved by the Parties with the assistance of such a mediator within sixty (60) days of the matter being referred to him/her, then the Dispute shall be settled by arbitration as set out in Section 20.5.

20.5	If the Dispute is not settled under Section 20.3 and Section 20.4, then, upon the written request of either Party to the other Party, the dispute shall be resolved by arbitration before a panel of three (3) arbitrators with relevant pharmaceutical industry experience in accordance with the then-applicable arbitration rules of the ICC. One arbitrator shall be chosen by Debiopharm and one arbitrator shall be chosen by Curis within fifteen (15) days from such written request for initiation of arbitration. The third arbitrator shall be chosen by mutual agreement of the arbitrators selected by the Parties within fifteen (15) days of the date that the last of the arbitrators selected by the Parties was appointed. The arbitrators shall be instructed to establish a timeline and other parameters for the conduct of discovery and the arbitration hearing that will reasonably expedite resolution of the Dispute. The arbitration proceedings shall take place in London, England, and both the arbitration proceedings and the arbitrators’ ruling shall be in the English language. In making their decision, the arbitrators shall apply the laws of England and Wales. The arbitrators shall, within fifteen (15) calendar days after the conclusion of the arbitration hearing, issue a written award and statement of decision describing the essential findings and conclusions on which the award is based, including the calculation of any damages awarded. The decision or award rendered by the arbitrators shall be final and non-appealable, and judgment may be entered upon it in any court of competent jurisdiction. Each Party shall bear its own attorney’s fees, costs, and disbursements arising out of the arbitration, and shall pay an equal share of the fees and costs of the arbitrators; provided, however, that the arbitrators shall be authorized to determine whether a Party is the prevailing party, and if so, to award to that prevailing party reimbursement for any or all of its reasonable attorneys’ fees, costs and disbursements (including, for example, expert witness fees and expenses, photocopy charges, travel expenses, etc.), and/or the fees and costs of the ICC and the arbitrators.

20.6	Notwithstanding the foregoing provisions of this Article 20, disputes pertaining to the validity, construction, scope, enforceability, infringement or other violations of patents or other proprietary or intellectual property rights shall be resolved solely by a court or patent office of competent jurisdiction, and no such claim shall be subject to mediation or arbitration pursuant to this Article 20. In addition, nothing contained in this Agreement shall deny either Party the right to seek injunctive or other equitable relief from a court of competent jurisdiction in the context of a bona fide emergency or prospective irreparable harm, and such an action may be filed and maintained notwithstanding any ongoing mediation or arbitration proceeding.

21	FORCE MAJEURE

21.1	Neither Party shall be liable for a failure to comply with a provision herein, if it is prevented from performing the said provision because of force majeure, this notion being defined as an event beyond the control of the Parties and independent from their will including, but not limited to, strikes or other labor trouble, war, insurrection, fire, flood, explosion, discontinuity in supply of power, court order or governmental interference.

21.2	Despite the event of force majeure, either Party hereto shall undertake reasonable efforts to comply to the extent possible with its obligations towards the other Party, pursuant to this Agreement.

21.3	The Party invoking an event of force majeure shall notify it forthwith to the other Party, and must specify which one or ones of its obligations it is being prevented from complying with, and the nature of force majeure, and must give an estimate of the period during which it is likely that it shall be prevented from complying with the said obligation or obligations.

22	MISCELLANEOUS

22.1	If any provision of this Agreement should be or become fully or partly invalid or unenforceable for any reason whatsoever or should violate any applicable law, this Agreement is to be considered divisible as to such provision and such provision is to be deemed deleted from this Agreement, and the remainder of this Agreement shall be valid and binding as if such provision were not included therein. There shall be substituted for any such provision deemed to be deleted a suitable provision which, as far as is legally possible, comes nearest to the sense and purpose of the stricken provision.

22.2	Failure by any Party to enforce any term or provision of this Agreement in any specific instance or instances hereunder shall not constitute a waiver by such Party of any such term or provision, and such Party may enforce such term or provision in any subsequent instance without any limitation or penalty whatsoever.

22.3	This Agreement is neither expressly nor impliedly made for the benefit of any entity other than the Parties.

22.4	The headings set forth in this Agreement are for convenience only and do not qualify or affect the terms or conditions of this Agreement. Ambiguities and uncertainties in this Agreement, if any, shall not be interpreted against either Party, irrespective of which Party may be deemed to have caused the ambiguity or uncertainty to exist. This Agreement has been prepared in the English language, and the English language shall control its interpretation. In addition, all notices required or permitted to be given hereunder, and all written, electronic, oral or other communications between the Parties regarding this Agreement shall be in the English language.

22.5	No waiver of any right or remedy hereunder shall be effective unless provided in writing executed by the waiving Party.

22.6	This Agreement may be executed in two (2) counterparts, each of which shall be deemed an original document, and which shall be deemed one instrument.

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed by their duly authorized representatives as of the Effective Date.

DEBIOPHARM S.A.:		CURIS, INC.:

/s/ Dr. Rolland-Yves Mauvernay		/s/ Daniel R. Passeri
Dr. Rolland-Yves Mauvernay		Name:	Daniel R. Passeri
President		Title:	President & CEO

Date:	6/08/2009	Date:	August 5, 2009

EXHIBIT 1:	Compound
EXHIBIT 2:	Curis Patents
EXHIBIT 3:	Development Plan
EXHIBIT 4:	Technology Transfer Plan

EXHIBIT 1

Compound

Chemical structure of CUDC-305

2-(6-(Dimethylamino) benzo[d][1,3]dioxol-5-ylthio)-1-(2-(neopenthylamino)ethyl)-1H-imidazo[4,5-c] pyridine-4-amine

EXHIBIT 2

Curis Patents

Patent Application Number	Country	Filing	Status
CUDC-305 – Hsp90 inhibition

[**]	[**]	[**]	[**]

[**]	[**]	[**]	[**]

[**]	[**]	[**]	[**]

[**]	[**]	[**]	[**]

[**]	[**]	[**]	[**]

[**]	[**]	[**]	[**]

[**]	[**]	[**]	[**]

[**]	[**]	[**]	[**]

EXHIBIT 3

Development Plan

CUDC-305 DEVELOPMENT up to Phase IIa Study

Task	Estimated start	Estimated end
[**]	[**]	[**]
[**]	[**]	[**]
[**]	[**]	[**]
[**]	[**]	[**]
[**]	[**]	[**]
[**]	[**]	[**]
[**]	[**]	[**]
[**]	[**]	[**]
[**]	[**]

EXHIBIT 4

Technology Transfer Plan

Curis’ Responsibilities under the Technology Transfer Plan are as follows:

(a) Transfer of Information. As soon as possible but in any event within 30 days of the Effective Date, Curis shall provide Debiopharm with information existing as of the Effective Date and in Curis’ possession that is reasonably considered to be (whether or not Confidential Information) necessary for the research, development and manufacturing of the Product, without limitation, information relating to the chemical or molecular structure, synthesis route, manufacturing, formulation, preclinical data (e.g., PK, ADME and toxicology), records of interactions with regulatory authorities, drafts of regulatory filings, drafts of clinical protocols and reports on the Product within the scope of the licenses granted to Debiopharm under the Agreement (the “Technology Transfer Information”).

(i) [**]

(b) Transfer of GMP Materials. Curis shall transfer GMP and non-GMP materials as requested by Debiopharm in accordance with Section 3.1.1 of the Agreement.

(c) Curis Support of Development Plan. Curis shall provide a reasonable amount of ongoing support to Debiopharm’s performance of the Development Plan for a period of six (6) months from the Effective Date, in accordance with Section 3.1.2 of the Agreement.

(d) Technology Transfer Management. The Debiopharm employees who are designated by Debiopharm to receive such Technology Transfer Information and materials (each, a “Designated Debiopharm Recipient”) are [**] (“Designated Debiopharm Alliance Manager”) and [**] (“Designated Debiopharm Project Manager”). Debiopharm may replace any or all of such Designated Debiopharm Recipients at any time upon prior written notice to the Curis alliance manager (“Designated Curis Alliance Manager”). The Designated Curis Alliance Manager shall be [**], Curis, Inc., 45 Moulton Street, Cambridge, MA 02138 USA; [**].